SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM S-3

                             Registration Statement
                                   Under the
                             Securities Act of 1933

                           HIGHWOODS PROPERTIES, INC.
             (Exact Name of Registrant as Specified in Its Charter)

     MARYLAND                                                    56-1871668
(State of Incorporation)                                      (I.R.S. Employer
                                                            Identification No.)

                        3100 Smoketree Court, Suite 600
                         Raleigh, North Carolina 27604
                                 (919) 872-4924
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                                                     Copies to:
      Ronald P. Gibson, President                  Brad S. Markoff
      Highwoods Properties, Inc.            Smith Helms Mulliss & Moore, L.L.P.
    3100 Smoketree Court, Suite 600                316 W. Edenton Street
    Raleigh, North Carolina 27604              Raleigh, North Carolina 27603
          (919) 872-4924                          (919) 755-8700

      (Name, Address, Including Zip Code, and Telephone Number, Including
                        Area Code, of Agent For Service)


Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.   |_|


                        CALCULATION OF REGISTRATION FEE


Title of Each Class of          Amount to be          Proposed Maximum           Proposed Maximum            Amount of
Securities to be Registered      Registered      Offering Price Per Unit(1)  Aggregate Offering Price     Registration Fee
---------------------------------------------------------------------------------------------------------------------------
Common Stock                       89,609                 $29.5625                 $2,649,066.06                $914


(1) Computed pursuant to Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee on the basis of the average high and low prices of the Registrant's Common Stock reported on the New York Stock Exchange on September 27, 1996.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

                                 89,609 Shares

                           HIGHWOODS PROPERTIES, INC.
                                  COMMON STOCK
                           (par value $.01 per share)


         This Prospectus relates to the possible issuance by Highwoods Properties, Inc. (the "Company") of up to 89,609 shares (the "Redemption Shares") of common stock, par value $.01 per share (the "Common Stock"), if, and to the extent that, holders of up to 89,609 units of partnership interest ("Units") in the Highwoods/Forsyth Limited Partnership (the "Operating Partnership"), of which the Company is the sole general partner, exercise their right to redeem such Units and the Company elects to satisfy such redemption right through the issuance of Common Stock. The Units redeemable for Redemption Shares registered hereby were issued in connection with private placements on September 21, 1995, October 10, 1995 and October 12, 1995. The registration of the shares of Common Stock to which this Prospectus relates does not necessarily mean that any of such shares will be issued by the Company as Redemption Shares or sold by the Selling Shareholders.

         The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "HIW." The Company will cause the Redemption Shares to be listed on the NYSE prior to their issuance. To insure that the Company retains its status as a real estate investment trust ("REIT"), ownership by any person is limited to 9.8% of the outstanding shares of Common Stock, with certain exceptions.

         See "Risk Factors" for certain factors relevant to an investment in the Common Stock.

         The Company will receive no proceeds from the sale of any of the shares in this offering; however, the Company has agreed to bear certain expenses of registration of the Common Stock under the Federal and state securities laws. The Company will acquire additional Units in the Operating Partnership in exchange for any shares of Common Stock the Company issues to holders of Units pursuant to this Prospectus.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.


No person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or solicitation of an offer to buy any securities other than the securities to which it relates or any offer or solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

             The date of this Prospectus is                , 1996.

                             AVAILABLE INFORMATION

         The  Company  is  subject  to  the  information   requirements  of  the
Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied, at prescribed rates, at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, DC 25049, Room 1024, and at the Commission's New York regional office at Seven World Trade Center, New York, New York 10048 and at the Commission's Chicago regional office at Citicorp Center, 500 W. Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the public reference section of the Commission at 450 Fifth Street, N.W., Washington, DC 20549. The Common Stock of the Company is listed on the NYSE, and such material can also be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

         The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act, with respect to the Common Stock registered hereby. This prospectus ("Prospectus"), which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and in the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is hereby made to such Registration Statement, exhibits and schedules. The Registration Statement may be inspected without charge at, or copies obtained upon payment of prescribed fees from, the Commission and its regional offices at the locations listed above. Any statements contained herein concerning a provision of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference and made a part hereof:

         a. The Company's Annual Report on Form 10-K for the year ended December 31, 1995 (as amended on Form 10-K/A on June 3, 1996 and June 18, 1996);

         b. The description of the Common Stock of the Company included in the Company's Registration Statement on Form 8-A, dated May 16, 1994;

         c. The Company's Quarterly Reports on Form 10-Q for the quarter ended March 31, 1996 (as amended on Form 10-Q/A on June 3, 1996 and June 18, 1996) and for the quarter ended June 30, 1996; and

         d. The Company's Current Reports on Form 8-K, dated July 12, 1995 (as amended on Form 8-K/A on September 6, 1995 and June 3,
                  1996), December 18, 1995, April 1, 1996 (as amended on Form 8-K/A on June 3, 1996 and June 18, 1996), and April 29, 1996
                  (as amended on Form 8-K/A on June 3, 1996 and June 18, 1996).

         All documents filed by the Company with the Commission pursuant to Sections 13(a) and 13(c) of the Exchange Act and any definitive proxy statements so filed pursuant to Section 14 of the Exchange Act and any reports filed pursuant to Section 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is incorporated by reference herein modifies or supersedes such earlier statement. Any such statements modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will furnish without charge upon written or oral request to each person to whom a copy of this Prospectus is delivered, including any beneficial owner, a copy of any or all of the documents specifically incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests should be made to: Investor Relations, 3100 Smoketree Court, Suite 600, Raleigh, North Carolina 27604.

                               PROSPECTUS SUMMARY


         The following summary is qualified in its entirety by the more detailed descriptions and the financial information and statements appearing elsewhere in this Prospectus or incorporated herein by reference. Unless the context otherwise requires, the term (i) "Company" or "Highwoods" shall mean Highwoods Properties, Inc., predecessors of Highwoods Properties, Inc. and those entities owned or controlled by Highwoods Properties, Inc., including Highwoods/Forsyth Limited Partnership (the "Operating Partnership"), (ii) "Crocker" shall mean Crocker Realty Trust, Inc. and its predecessors, (iii) "Highwoods Properties" shall mean the 103 suburban office and 98 industrial (including 62 service center) properties owned by the Company, (iv) "Crocker Properties" shall mean the 58 suburban office and 12 service center properties formerly owned by Crocker and (v) "Properties" shall mean the Highwoods Properties and the Crocker Properties combined.


                                  The Company

         The Company is a self-administered and self-managed real estate investment trust ("REIT") that began operations through a predecessor in 1978. At June 30, 1996, the Company owned a portfolio of 201 in-service office and industrial properties (the "Properties"), together with approximately 221 acres of land (the "Development Land") for future development. The Highwoods Properties consist of 161 suburban office properties and 98 industrial properties (including 62 service centers), located in Raleigh-Durham, Winston-Salem, Greensboro, and Charlotte, North Carolina, Nashville, Tennessee, and Richmond, Virginia. As of June 30, 1996, the Highwoods Properties consisted of approximately 10.4 million square feet, which were approximately 95% leased to approximately 1,100 tenants.

         The Company conducts substantially all of its activities through, and all of the Properties are held directly or indirectly by, Highwoods/Forsyth Limited Partnership (the "Operating Partnership"). The Company is the sole general partner of the Operating Partnership and as of June 30, 1996, owned 88% of the partnership interests (the "Units") in the Operating Partnership. The remaining Units are owned by limited partners (including certain officers and directors of the Company). Each Unit may be redeemed by the holder thereof for cash or, at the Company's option, one share (subject to certain adjustments) of the Common Stock. With each such exchange, the number of Units owned by the Company and, therefore, the Company's percentage interest in the Operating Partnership, will increase.

         The only businesses or assets of the Company which are not conducted through the Operating Partnership are the brokerage and property management business and related assets recently acquired on April 1, 1996 through the Company's merger with Nashville, Tennessee-based Eakin & Smith, Inc.(the "Eakin & Smith Transaction"). In addition to owning the Properties and the Development Land, the Operating Partnership also provides services associated with leasing, property management, real estate development, construction and miscellaneous tenant services for the Properties as well as for third parties. The Company conducts its third-party fee-based services through two subsidiaries of the Operating Partnership, Highwoods Services, Inc. and Forsyth Properties Services, Inc. (the "Service Companies"), and Forsyth-Carter Brokerage L.L.C. ("Forsyth-Carter Brokerage"), a joint venture with Carter Oncor International.

         On September 20, 1996, the Company acquired Crocker Realty Trust, Inc.("Crocker") through a merger of Cedar Acquisition Corporation, a wholly owned subsidiary of the Company, into Crocker (the" Merger"). The various entities holding the Crocker Properties were subsequently absorbed into various subsidiaries of the Company and the Operating Partnership through a series of transactions finalized on September 26, 1996 (the "Merger Transactions"). The Merger was the consummation of a merger agreement entered into between the Company and Crocker on April 29, 1996 (the "Merger Agreement"). As a result of the Merger, the Company acquired 58 suburban office properties and 12 service center properties (the "Crocker Properties") located in 15 Southeastern markets in Florida, North Carolina, South Carolina, Tennessee, Georgia, Virginia and Alabama. The Crocker Properties encompass 5.7 million rentable square feet and, at June 30, 1996, were 94% leased. As a result of the Merger, the Company has established itself as one of the largest real estate operating companies in the Southeastern United States specializing in the ownership, management, acquisition and development of suburban office and industrial properties. In accordance with the terms of the Merger Agreement, the Company acquired all of the outstanding capital stock of Crocker in exchange for a cash payment of $11.05243 per share and also cashed out certain existing options and warrants to purchase Crocker common stock. The total purchase price was approximately $324 million plus the assumption of approximately $240 million of

Crocker's indebtedness, having a weighted average interest rate of 8.6%. The Company is accounting for the Merger under the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations," as amended. Under this method of accounting, the purchase price will be allocated to assets acquired and liabilities assumed based on their estimated fair value on September 20, 1996.

         The Company is a Maryland corporation that was incorporated in 1994. The Operating Partnership is a North Carolina limited partnership formed in 1994. The Company's and the Operating Partnership's executive offices are located at 3100 Smoketree Court, Suite 600, Raleigh, North Carolina 27604, and their telephone number is (919) 872- 4924. The Company maintains offices in each of its primary markets.


                                  Risk Factors

         Unit holders should carefully consider the matters discussed under "Risk Factors" prior to making an investment decision regarding the redemption of their Units.


                           Tax Status of the Company

         The Company has elected to be taxed as a REIT under sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). As a REIT, the Company generally will not be subject to federal income tax on net income that it distributes to its stockholders. REITs are subject to a number of organizational and operational requirements, including a requirement that they currently distribute at least 95% of their taxable income. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain Federal, state and local taxes on its income and property and to Federal income and excise tax on its undistributed income. See "Certain Federal Tax Considerations."


                            Securities to be Offered

         This Prospectus relates to the possible issuance by the Company of up to 89,609 Redemption Shares if, and to the extent that, holders of up to 89,609 Units exercise their right to redeem such Units and the Company elects to satisfy such redemption right through the issuance of Common Stock. The Company will receive no proceeds from the sale of the shares in this offering.

         The Units redeemable for Redemption Shares were issued in connection with private placements on September 21, 1995, October 10, 1995 and October 12, 1995. All such Units were issued in reliance on an exemption from registration under Section 4(2) of the Securities Act.

         All of the Units (other than those held by the Company) are subject to certain agreements (the "Registration Rights Agreements") pursuant to which the Company is required to register the shares issuable upon redemption of the Units if the Company elects to satisfy such redemption right through the issuance of Common Stock. The Registration Rights Agreements also prohibit the holders of Units from disposing of (except in limited situations) such securities for a period of one year from their issuance. The lock-up periods for the Units redeemable for the Redemption Shares offered by this registration statement ended September 21, 1995, October 10, 1995 and October 12, 1995.

         Pursuant to the amended and restated agreement of limited partnership of the Operating Partnership (the "Partnership Agreement"), each Unit (other than Units held by the Company or those still subject to lock-up restrictions) may be tendered by its holder to the Operating Partnership for cash equal to the fair market value of a share of Common Stock at the time of redemption. Alternatively, at the option of the Company, as general partner of the Operating Partnership, the Units may be redeemed for an equivalent number of shares of Common Stock, and the Company will become the owner of the redeemed Units.

         The Company anticipates that it generally will elect to acquire directly Units tendered for redemption and to issue shares of Common Stock pursuant to this Prospectus in exchange therefor rather than allowing the Operating

Partnership to pay cash. As a result, the Company may from time to time issue up to 89,609 Redemption Shares upon the acquisition of Units tendered for redemption. With each such redemption, the Company's interest in the Operating Partnership will increase.

         The Company is registering the Redemption Shares for sale to provide the holders thereof with freely tradeable securities, but the registration of such shares does not necessarily mean that any of such shares will be issued by the Company or offered or sold by the holders thereof.

                                  RISK FACTORS


         This Prospectus contains forward-looking statements. Actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below under "Risk Factors." An investment in the Common Stock involves various risks. Unit holders should carefully consider the following information in conjunction with the other information contained in this Prospectus before seeking to redeem their Units.

Tax Consequences of Redemption of Units

         The exercise by a Unit holder of the right to require the redemption of his or her Units will be treated for tax purposes as a taxable sale or exchange of the Units by the limited partner. The redeeming limited partner will be treated as realizing proceeds in an amount equal to the sum of the cash (or the value of the Common Stock) received in the exchange plus the amount of the reduction in any Operating Partnership liabilities allocable to the redeeming limited partner. It is possible that the amount of gain recognized or even the tax liability resulting from such gain could exceed the amount of cash or the value of Common Stock received upon such disposition. See "Redemption of Units--Tax Consequences of Redemption." In addition, the ability of the limited partner to raise cash through the sale of his or her Common Stock to pay tax liabilities associated with the redemption of Units may be limited because, as a result of fluctuations in the stock price, the price the limited partner receives for such shares may not equal the value of his or her Units at the time of redemption. See "--Effect on Common Stock Price of Shares Available for Future Sale Upon Conversion of Units" below.

Potential Change in Investment Upon Redemption of Units

         If a limited partner exercises the right to require the redemption of his or her Units, such limited partner may receive, at the option of the Company as general partner of the Operating Partnership, cash or shares of Common Stock of the Company in exchange for the Units. If the limited partner receives cash, the limited partner will no longer have any interest in the Company and will not benefit from any subsequent increases in share price and will not receive any future distributions from the Company (unless the limited partner currently owns or acquires in the future additional shares of Common Stock or Units). If the limited partner receives shares of Common Stock, the limited partner will become a stockholder of the Company rather than a holder of Units in the Operating Partnership. See "Redemption of Units--Comparison of Ownership of Units and Shares of Common Stock."

Risks Associated with Rapid Growth

         The Company is currently experiencing a period of rapid growth. After giving effect to the Eakin & Smith Transaction and the Merger, the Company's property portfolio increased from 193 properties, consisting of approximately
9.4 million rentable square feet, to 271 properties, consisting of approximately
16.1 million rentable square feet. The Company's ability to manage its growth effectively will require it to integrate successfully the Eakin & Smith management team and those members of the Crocker management team who have continued with the Company after the Merger into its existing management structure. In connection with the Eakin & Smith Transaction, the Company retained all of Eakin & Smith's 46 employees. Furthermore, in connection with the Merger, the Company has retained approximately 50 administrative, property management, leasing, marketing and maintenance personnel employed by Crocker. There can be no assurance that the Company will be able to integrate these additional employees into its organization or to manage the combined operations effectively. Furthermore, the inability of the Company to integrate the Properties in a timely and efficient manner could have an adverse effect on the Company's business.

         Upon completion of the Merger, four former officers of Crocker joined the Company as vice presidents. Thomas F. Cochran will manage the Charlotte division, which includes Greenville, South Carolina and Atlanta, Georgia; Michael E. Harris will manage the Memphis division; Scott I. Peek, Jr. will manage the Tampa division, which includes Jacksonville and Orlando; and Timothy
F. Vallace will manage the Boca Raton division. Thomas J. Crocker, the former chairman of the board and chief executive officer of Crocker, Richard S. Ackerman, the former president and chief operating officer of Crocker, and Robert E. Onisko, the former vice president and chief financial officer of Crocker, will not join the Company. There can be no assurances that the Company will be able to integrate successfully the Crocker

Properties into its portfolio without them. Furthermore, it is expected that Messrs. Crocker, Ackerman and Onisko will continue to engage in the commercial real estate business. As part of their severance agreements, Messrs. Crocker, Ackerman and Onisko agreed not to compete with the Company within the city limits of Boca Raton, Florida for periods ranging from 12 months (Mr. Onisko) to 18 months (Messrs. Crocker and Ackerman), except with respect to certain contracts that Mr. Crocker has to manage certain office projects owned by third parties and with respect to mixed-use retail and office complex known as Mizner Park, which is owned by Mr. Crocker. Otherwise, Messrs. Crocker, Ackerman and Onisko will be able to compete with the Company in all of its markets. See "Recent Developments -- Acquisition of Crocker Realty Trust, Inc. -- Management of Crocker Properties."

Geographic Concentration

         The Company's revenues and the value of its Properties may be affected by a number of factors, including the local economic climate (which may be adversely affected by business layoffs, downsizing, industry slowdowns, changing demographics and other factors) and local real estate conditions (such as oversupply of or reduced demand for office, industrial and other competing commercial properties). As of June 30, 1996, the Properties were located in the following areas (with the number of Properties noted parenthetically):
Raleigh-Durham, North Carolina (60); Greensboro, Winston-Salem and High Point, North Carolina (100); Charlotte, North Carolina (22); Richmond, Virginia (11); and Nashville, Tennessee (7). Using March 1996 base rent totals, the North Carolina properties represented 87.5% of the annualized base rent of the Properties, with Raleigh-Durham Properties alone constituting 53.1%. Although the Merger has broadened the Company's geographic focus by adding 11 new markets throughout the Southeastern United States, based on March 1996 rent rolls, the North Carolina Properties would still represent 56.4% of the Company's annualized rental revenue, with properties located in Raleigh-Durham accounting for 31.8% following the Merger. The Company's performance and its ability to make distributions to stockholders is therefore dependent on the economic conditions in these market areas. There can be no assurance as to the continued growth of the economy in these markets.

Limitations on Acquisition and Change in Control

         Ownership Limit. The Company's Articles of Incorporation prohibit ownership of more than 9.8% of the outstanding Common Stock by any person. Such restriction is likely to have the effect of precluding acquisition of control of the Company by a third party without consent of the Board of Directors even if a change in control were in the interest of stockholders.

         Required Consent of the Operating Partnership for Merger or Other Significant Corporate Action. The Company may not merge, consolidate or engage in any combination with another person or sell all or substantially all of its assets unless such transaction includes the merger of the Operating Partnership, which requires the approval of the holders of a majority of the outstanding Units. Should the Company ever own less than a majority of the outstanding
Units, this voting requirement might limit the possibility for acquisition or change in the control of the Company. As of June 30, 1996, the Company owned approximately 88% of the Units.

         Staggered Board. The Board of Directors of the Company has three classes of directors, the terms of which will expire in 1996, 1997 and 1998. Directors for each class will be chosen for a three-year term. The staggered terms for directors may affect the stockholders' ability to change control of the Company even if a change in control were in the stockholders' interest.

Adverse Impact on Distributions of Failure to Qualify as a REIT

         The Company and the Operating Partnership intend to operate in a manner so as to permit the Company to remain qualified as a REIT under the Internal
Revenue Code of 1986, as amended (the "Code"). Although the Company believes that it will operate in such a manner, no assurance can be given that the Company will remain qualified as a REIT. If in any taxable year the Company were to fail to qualify as a REIT, the Company would not be allowed a deduction for distributions to stockholders in computing taxable income and would be subject to Federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates.

Real Estate Investment Risks

         General Risks. Real property investments are subject to varying degrees of risk. The yields available from equity investments in real estate depend in large part on the amount of income generated and expenses incurred. If the Company's properties do not generate revenues sufficient to meet operating expenses, including debt service, tenant improvements, leasing commissions and other capital expenditures, the Company may have to borrow additional amounts to cover fixed costs and the Company's cash flow and ability to make distributions to its stockholders will be adversely affected.

         The Company's revenues and the value of its properties may be adversely affected by a number of factors, including the national economic climate; the local economic climate; local real estate conditions; the perceptions of prospective tenants of the attractiveness of the property; the ability of the Company to provide adequate management, maintenance and insurance; and increased operating costs (including real estate taxes and utilities). In addition, real estate values and income from properties are also affected by such factors as applicable laws, including tax laws, interest rate levels and the availability of financing.

         Competition. Numerous office and industrial properties compete with the Company's properties in attracting tenants to lease space. Some of these competing properties are newer or better located than some of the Company's properties. Significant development of office or industrial properties in a particular area could have a material effect on the Company's ability to lease space in its properties and on the rents charged.

         Bankruptcy and Financial Condition of Tenants. At any time, a tenant of the Company's properties may seek the protection of the bankruptcy laws, which could result in the rejection and termination of such tenant's lease and thereby cause a reduction in the cash flow available for distribution by the Company. Although the Company has not experienced material losses from tenant bankruptcies, no assurance can be given that tenants will not file for bankruptcy protection in the future or, if any tenants file, that they will affirm their leases and continue to make rental payments in a timely manner. In addition, a tenant from time to time may experience a downturn in its business, which may weaken its financial condition and result in the failure to make rental payments when due. If tenant leases are not affirmed following bankruptcy or if a tenant's financial condition weakens, the Company's income may be adversely affected.

         Renewal of Leases and Reletting of Space. The Company will be subject to the risks that upon expiration of leases for space located in its properties, the leases may not be renewed, the space may not be relet or the terms of renewal or reletting (including the cost of required renovations) may be less favorable than current lease terms. If the Company were unable to promptly relet or renew the leases for all or a substantial portion of this space or if the rental rates upon such renewal or reletting were significantly lower than expected rates, then the Company's cash flow and ability to make expected distributions to stockholders may be adversely affected.

         Illiquidity of Real Estate. Equity real estate investments are relatively illiquid. Such liquidity will tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions. In addition, the Code limits the Company's ability to sell properties held for fewer than four years, which may affect the Company's ability to sell properties without adversely affecting returns to holders of Common Stock.

         Changes in Laws. Because increases in income, service or transfer taxes are generally not passed through to tenants under leases, such increases may adversely affect the Company's cash flow and its ability to make distributions to stockholders. The Properties are also subject to various Federal, state and local regulatory requirements, such as requirements of the Americans with Disabilities Act and state and local fire and life safety requirements. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. The Company believes that the Properties are currently in compliance with all such regulatory requirements. However, there can be no assurance that these requirements will not be changed or that new requirements will not be imposed which would require significant unanticipated expenditures by the Company and could have an adverse effect on the Company's cash flow and expected distributions.

         Consequences of Inability to Service Mortgage Debt. Pursuant to loan agreements with the Company's bank lenders, a portion of the Properties are mortgaged to secure payment of such indebtedness, and if the Company were to be unable to meet such payments, a loss could be sustained as a result of foreclosure on the Properties by the bank lenders.

Risk of Development, Construction and Acquisition Activities

         The Company intends to actively continue development and construction of office and industrial properties, including development on the Development Land. Risks associated with the Company's development and construction activities, including activities relating to the Development Land, may include: abandonment of development opportunities; construction costs of a property exceeding original estimates, possibly making the property uneconomical; occupancy rates and rents at a newly completed property may not be sufficient to make the property profitable; financing may not be available on favorable terms for development of a property; and construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs. In addition, new development activities, regardless of whether or not they are ultimately successful, typically require a substantial portion of management's time and attention. Development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy, and other required governmental permits and authorizations.

         The Company intends to actively continue to acquire office and industrial properties. Acquisitions of office and industrial properties entail risks that investments will fail to perform in accordance with expectations. Estimates of the costs of improvements to bring an acquired property up to standards established for the market position intended for that property may prove inaccurate. In addition, there are general investment risks associated with any new real estate investment.

         Although the Company has limited its development, acquisition, management and leasing business primarily to markets with which management is familiar, the Company has begun to expand its business to new geographic markets. Management believes that much of its past success has been a result of its local expertise. The Company may not initially possess the same level of familiarity with new markets, which could adversely affect its ability to develop, acquire, manage or lease properties in any new localities.

Conflicts of Interests in the Business of the Company

         Tax Consequences Upon Sale or Refinancing of Properties. Holders of Units may suffer different and more adverse tax consequences than the Company upon the sale or refinancing of any of the Properties and, therefore, such holders, including certain of the Company's officers and directors, and the Company may have different objectives regarding the appropriate pricing and timing of any sale or refinancing of such Properties. Although the Company, as the sole general partner of the Operating Partnership, has the exclusive authority as to whether and on what terms to sell or refinance an individual
Property, those members of the Company's management and Board of Directors of the Company who hold Units may influence the Company not to sell or refinance the Properties even though such sale might otherwise be financially advantageous to the Company, or may influence the Company to refinance Properties with a high level of debt.

         Policies with Respect to Conflicts of Interests. The Company has adopted certain policies relating to conflicts of interest. These policies include a bylaw provision requiring all transactions in which executive officers or directors have a conflicting interest to be approved by a majority of the independent directors of the Company or a majority of the shares of capital stock held by disinterested stockholders. There can be no assurance that the Company's policies will be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

         Competitive Real Estate Activities of Management. John W. Eakin, who became an officer and director of the Company in connection with the Eakin & Smith Transaction, maintains an ownership interest in an office building in the central business district of Nashville, Tennessee, which building may compete for potential tenants with the Company's Nashville office properties.

Dependence on Distributions from Operating Partnership in order to Qualify as a REIT

         To obtain the favorable tax treatment associated with REITs, the Company generally will be required each year to distribute to its stockholders at least 95% of its net taxable income. Because the Company conducts substantially all of its business activities through the Operating Partnership, the ability of the Company to make such distributions is dependent upon the receipt of distributions or other payments from the Operating Partnership.

Effect on Common Stock Price of Shares Available for Future Sale Upon Conversion of Units

         Sales of a substantial number of shares of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices of the Common Stock. In connection with the Company's initial formation and public offering and certain subsequent acquisitions, as of the date hereof, approximately 4.2 million Units have been issued to various holders, including certain officers and directors of the Company. In connection with the issuance of Units, each holder thereof agreed not to sell or otherwise dispose of such Units or shares of Common Stock received upon exchange of such Units for a period of one year. At the conclusion of such period, any shares of Common Stock issued upon exchange of Units may be sold in the public markets upon registration or available exemptions from registration. No prediction can be made about the effect that future sales of Common Stock will have on the market price of shares. As of October 14,1996, the one-year lock-up period with respect to 3.7 million Units will have expired.

Possible Environmental Liabilities

         Under various Federal, state and local laws, ordinances and regulations, such as the Comprehensive Environmental Response Compensation and Liability Act or "CERCLA," and common laws, an owner or operator of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property as well as certain other costs, including governmental fines and injuries to persons and property. Such laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure to remediate such substances properly, may adversely affect the owner's or operator's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at a disposal or treatment facility, whether or not such facility is owned or operated by such person. Certain environmental laws impose liability for release of asbestos-containing materials ("ACM") into the air, and third parties may seek recovery from owners or operators of real property for personal injuries associated with ACM. In connection with its ownership and operation of its properties, the Company may be potentially liable for these costs. In addition, the presence of hazardous or toxic substances at a site adjacent to or in the vicinity of a property could require the property owner to participate in remediation activities in certain cases or could have an adverse effect on the value of such property.

         As of the date hereof, all but one of the Highwoods Properties had been subjected to a Phase I environmental assessment. These assessments have not revealed, nor is management of the Company aware of, any environmental liability that it believes would have a material adverse effect on the Company's results of operations, liquidity or financial position taken as a whole, nor is the Company aware of any such material environmental liability. Nevertheless, it is possible that the Company's assessments do not reveal all environmental liabilities or that there are material environmental liabilities of which the Company is unaware. In addition, assumptions regarding the existence and nonexistence of contamination and groundwater flow are based on available sampling data, and there are no assurances that the data is reliable in all cases. Moreover, there can be no assurance that (i) future laws, ordinances or regulations will not impose any material environmental liability or (ii) the current environmental condition of the Properties will not be affected by tenants, by the condition of land or operations in the vicinity of the Properties (such as the presence of underground storage tanks), or by third parties unrelated to the Company.

         All of the Crocker Properties have been subjected to assessments by independent environmental consultants in the last three years. The environmental assessments of the Crocker Properties have not revealed any environmental liability that the Company believes would have a material adverse effect on the Company's results of operations, liquidity or financial position taken as a whole, nor is the Company aware of any such material environmental liability. Nevertheless, it is possible that the assessments do not reveal all environmental liabilities or that there are material environmental liabilities of which the Company is unaware. In addition, assumptions regarding the existence and nonexistence of contamination and groundwater flow are based on available sampling data, and there are no assurances that the data is reliable in all cases. Moreover, there can be no assurance that (i) future laws, ordinances or regulations will not impose any material environmental liability or (ii) the current environmental condition of the Crocker Properties will not be affected by tenants, by the condition of land or operations in the vicinity of the Crocker Properties (such as the presence of underground storage tanks), or by third parties unrelated to the Company. The environmental assessments have revealed the following:

         o A property located southwest of the Sabal VI property is listed on EPA's National Priority List (NPL). Groundwater at the site contains elevated levels of inorganic metals and the site appears to be hydraulically upgradient from the Sabal VI property. Sampling at the southwestern boundary of the Sabal VI property indicated levels of inorganic metals in the groundwater above the cleanup standards, while levels of such constituents in the soil were normal. Clean-up is ongoing at the NPL site, funded by responsible parties. Based on information known to date, there is no indication that the Sabal VI property is a source of this contamination, and it is unlikely that EPA or any other party would seek to impose liability on the Company for the presence of such contaminants.

         o Contamination exists in groundwater at two NPL sites adjacent to and upgradient from the Grassmere properties. Due to the geology of the area, the consultant advised that sampling on the property would not definitively determine whether contamination from off-site had reached the Grassmere properties; therefore, no on-site sampling was performed. Funded clean-ups are ongoing at both NPL sites. Based on information known to date, there is no indication that the Grassmere properties are a source of the contamination, and it is unlikely that EPA or any other party would seek to impose liability on the Company for the presence of such contamination.

         o Lead was detected above the Federal action level in drinking water from limited outlets at seven of the Crocker Properties. Federal law only requires that public water suppliers take action when this level is exceeded and requires no direct action by the Company. Sampling was limited and more thorough sampling would be required to accurately determine the sources and levels of lead in those buildings. However, if elevated lead levels do exist, it could present the potential for allegations of liability from third parties.

         Some tenants use or generate hazardous substances in the ordinary course of their respective businesses. These tenants are required under their leases to comply with all applicable laws and have agreed to indemnify the Company for any claims resulting from noncompliance, and the Company is not aware of any environmental problems resulting from tenants' use or generation of hazardous substances. There are no assurances that all tenants will comply with the terms of their leases or remain solvent and that the Company may not at some point be responsible for contamination caused by such tenants.

                              RECENT DEVELOPMENTS


Acquisition of Crocker Realty Trust, Inc.

         General. On April 29, 1996, the Company entered into an Agreement and Plan of Merger (the "Merger Agree ment") with Crocker Realty Trust, Inc., a Maryland corporation ("Crocker"). The merger of Crocker with a subsidiary of the Company was completed on September 20, 1996, and the various Merger Transactions were completed by September 16, 1996. As a result of the Merger, Highwoods acquired 58 suburban office properties and 12 service center properties (the "Crocker Properties") located in 15 Southeastern markets in Florida, North Carolina, South Carolina, Tennessee, Georgia, Virginia and Alabama. The Crocker Properties encompass 5.7 million rentable square feet and, at June 30, 1996, were 94% leased.

         Through the Merger, the Company has established itself as one of the largest real estate operating companies in the Southeastern United States, specializing in the ownership, management, acquisition and development of suburban office and industrial properties. The Company now has offices in North Carolina's three major markets, the Research Triangle, the Piedmont Triad and Charlotte; as well as in Richmond, Virginia; Nashville and Memphis, Tennessee; and Boca Raton, Florida. The Company owns 161 suburban office properties and 110 industrial (including 74 service center) properties (the "Properties"), totaling
16.1 million rentable square feet. At June 30, 1996, the Properties were 94% leased. The Company believes that the Merger provides Highwoods a unique investment opportunity for future growth by allowing the Company to expand and diversify its operations to growth-oriented markets throughout the Southeast. Seventeen of the Crocker Properties are located in existing Company markets, and the Company's substantial real estate experience in these markets should allow for management and operational cost savings due to economies of scale. In addition, the Crocker transaction enhances the Company's opportunities to engage in single accretive acquisitions and developments in each of the Company's markets due to the inherent cost savings of previously established local real estate management and infrastructure.

         The Company acquired all of the outstanding capital stock of Crocker in exchange for a cash payment of $11.05243 per share and also cashed out certain existing options and warrants to purchase Crocker common stock. The total cash purchase was approximately $324 million. In addition, the Company also assumed approximately $240 million of Crocker's outstanding indebtedness, having a weighted average interest rate of 8.6%.

         As part of the Merger, for a period of one year following the closing, the Company has agreed to provide all employees of Crocker who continue with the Company with cash compensation and employee benefits at least equal to what was in existence at the closing date. In addition, for a period of six years following the closing, the Company has agreed to provide officers and directors of Crocker with indemnification coverage and liability insurance at the same level as existed prior to the Merger.

         Under Maryland law, Crocker's stockholders do not have dissenters' rights in connection with the Merger Agreement and the consummation of the transactions contemplated thereby. To date no lawsuits have been filed by any of the former shareholders of Crocker.

         Management of Crocker Properties. Prior to completion of the Merger, Crocker's three senior officers, Thomas J. Crocker, Richard S. Ackerman and Robert E. Onisko, resigned as officers and directors of Crocker. In connection with their resignation, they received certain severance benefits, totaling in the aggregate, approximately $5.1 million, which included payments related to the cashing out of their respective stock options and warrants. As part of the severance agreements, the three senior officers have agreed not to compete with the Company within the city limits of Boca Raton, Florida, for periods ranging from 12 months (Mr. Onisko) to 18 months (Messrs. Crocker and Ackerman), except with respect to contracts that Mr. Crocker has to manage certain office projects owned by third parties and with respect to a mixed-use retail and office complex known as Mizner Park, which is owned by Mr. Crocker. See "Risks Factors - Risks Associated with Rapid Growth."

         Following the consummation of the Merger, Highwoods retained the services of several key Crocker employees who will be responsible for managing a significant portion of the Crocker Properties. Thomas F. Cochran will manage the Company's business in Charlotte, North Carolina, Greenville, South Carolina, and Atlanta, Georgia and will serve as vice president. Mr. Cochran served as senior vice president for NationsBank from 1987 to 1993 where he was responsible for development and asset management of 47 of the properties in the Crocker portfolio. In 1993 he joined Patriot American Asset Management Corporation where he was a senior vice president and managed the portfolio. He became senior vice president with Crocker after the merger in 1995 between Crocker Realty Investors, Inc., and South eastern Realty Corp., which owned the 47 properties. Michael E. Harris will manage the Company's business in the Memphis, Tennessee area, and will serve as vice president. Mr. Harris joined Crocker in January 1996 in connection with
Crocker's acquisition of a portfolio of properties owned by Towermarc Corporation. While at Crocker, he managed the Memphis region. From 1981 to 1996, he served as senior vice president, general counsel and chief financial officer of Towermarc Corporation where he developed and managed approximately 2.0 million square feet of properties. Scott I. Peek, Jr. will manage the Company's business in the Tampa, Orlando and Jacksonville, Florida areas and will serve as vice president. Mr. Peek served as vice president with Towermarc Corporation from 1992 to 1996 prior to Crocker's acquisition of Towermarc's real estate holdings in January 1996. While with Towermarc, he was responsible for the leasing, property management and development activities of its Tampa and Jacksonville regions. After joining Crocker, he held a similar role in the Tampa region. Timothy F. Vallace will manage the Boca Raton division. Mr. Vallace has served as an assistant vice president at Crocker since 1993. His duties include asset management, leasing, construction management and marketing for Crocker's Boca Raton operations.

         Transaction Structure. In accordance with the terms of the Merger Agreement, Cedar Acquisition Corporation ("Cedar"), a wholly owned subsidiary of Highwoods, merged with and into Crocker, with Highwoods becoming the sole shareholder of Crocker. Following this merger, Crocker itself was merged into the Company, and the Company contributed the acquired assets to the Operating
Partnership. In exchange, the Operating Partnership issued new Units to the Company. The Merger has been accounted for under the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations," as amended. Under this method of accounting, the purchase price has been allocated to assets acquired and liabilities assumed based on their respective fair market values as of September 20, 1996.

         The Crocker Properties. The Crocker Properties consist of 58 suburban office buildings and 12 service center properties located in 15 metropolitan areas in seven states in the Southeastern United States encompassing a total of approximately 5.7 million rentable square feet. Sixty-three of the properties are located in suburban office parks and comprise approximately 4.7 million square feet of rentable space. The remaining seven properties are also located in suburban areas in the Southeast.

         The Crocker Properties were developed between 1980 and 1991 and have a weighted average age of nine years. The majority of the Crocker Properties were acquired by Crocker or its predecessors in 1993, near the end of a downturn in commercial real estate markets that resulted from the over-building of the 1980s. Most of the Crocker Properties are used for more than one business activity. The Crocker Properties are similar in quality to that of the Highwoods Properties. They are primarily of brick or concrete construction, having one to ten stories, with lush landscaped areas and sufficient parking for their intended use. The Crocker Properties are well maintained and strategically located near transportation corridors. All of the Crocker Properties have been inspected by independent engineers since September 1993 and are in good to excellent physical condition. Other than regular maintenance operations and routine tenant improvements, the Company does not anticipate the necessity of undertaking any significant renovation or construction projects at any of the Crocker Properties in the near term. Certain of the Crocker Properties are encumbered by mortgage indebtedness. See "Recent Developments--Financing Activities and Liquidity."

         Management of the Crocker Properties is supervised by Crocker's asset managers in regional offices. On-site management is conducted by Crocker at 55 of its Properties. Highwoods has retained substantially all of Crocker's on-site managers and intends to reduce the reliance on third-party property managers and leasing agents with respect to the Crocker Properties.

         The following table sets forth scheduled lease expirations for leases for Crocker's properties in place as of March 31, 1996, for each of the 10 years beginning with March 31, 1996, assuming no tenant exercises renewal options or is terminated due to default:

                    Lease Expirations of Crocker Properties
                                 (Office Only)


                                                          Percentage of                            Average         Percentage of
                                           Rentable       Total Leased      Annualized      Annualized Rental    Total Annualized
                             Number      Square Feet       Square Feet    Rental Revenue       Revenue Per        Rental Revenue
                            of Leases     Subject to     Represented by   Under Expiring    Square Foot Under       Represented
Lease Expiring              Expiring   Expiring Leases   Expiring Leases     Leases(1)       Expiring Leases    by Expiring Leases
--------------              --------   ---------------   ---------------    -----------      ---------------    ------------------
Remainder of 1996.........     71           389,110              9.3%        $5,605,984           $14.14                  9.6%
1997......................    111           668,690             16.0          8,790,584            13.15                 15.0
1998......................    106           726,341             17.4          9,880,076            13.60                 16.9
1999......................     89           562,977             13.5          8,062,666            14.32                 13.8
2000......................     75           502,275             12.0          7,903,807            15.74                 13.5
2001......................     39           382,806              9.1          5,952,787            15.55                 10.2
2002......................     25           337,705              8.1          5,187,273            15.36                  8.9
2003......................     12           186,643              4.4          2,433,831            13.04                  4.2
2004......................      4            55,926              1.3            828,758            14.82                  1.4
2005......................      4           288,180              6.9          2,474,227             8.59                  4.2
Thereafter................      2            82,473              2.0          1,347,284            16.34                  2.3
                             ----       -----------              ---          ---------            -----                  ---
Total or average..........    538         4,183,126            100.0%       $58,467,277           $13.98                100.0%
                              ===         =========            =====         ==========            =====                =====


                    Lease Expirations of Crocker Properties
                             (Service Center Only)


                                                          Percentage of                          Average           Percentage of
                                           Rentable       Total Leased       Annualized      Annualized Rental    Total Annualized
                             Number      Square Feet       Square Feet     Rental Revenue      Revenue Per        Rental Revenue
                            of Leases     Subject to     Represented by    Under Expiring   Square Foot Under       Represented
Lease Expiring              Expiring   Expiring Leases   Expiring Leases     Leases(1)      Expiring Leases     by Expiring Leases
--------------              --------   ---------------   ---------------    -----------     ---------------     ------------------
Remainder of 1996.........     20           151,589             12.9%        $1,153,083            $7.61                13.3%
1997......................     25           230,128             20.9          1,861,150             8.09                20.2
1998......................     22           169,576             16.4          1,460,495             8.61                14.8
1999......................     24           261,206             20.8          1,851,032             7.09                22.9
2000......................     16           253,654             22.5          2,010,487             7.93                22.2
2001......................      8            75,875              6.5            583,119             7.69                 6.6
2002......................     --                --               --                 --               --                  --
2003......................     --                --               --                 --               --                  --
2004......................     --                --               --                 --               --                  --
2005......................     --                --               --                 --               --                  --
Thereafter................     --                --               --                 --               --                  --
                              ---         ---------            -----                 --             ----               -----
Total or average..........    115         1,142,028            100.0%        $8,919,366            $7.81               100.0%
                              ===         =========            =====          =========             ====               =====
--------------------------------


(1) Annualized Rental Revenue is March 1996 rental revenue (base rent plus operating expense pass throughs) multiplied by 12.

Eakin & Smith Transaction

         On April 1, 1996, the Company completed a merger with Eakin & Smith and its affiliates ("Eakin & Smith") combining their property portfolios, management teams and business operations. Through the combination, the Com pany succeeded to the ownership of seven suburban office buildings totaling 848,000 square feet, a 103,000-square-foot suburban office development project, 18 acres of development land and Eakin & Smith's brokerage and property management operations. All the properties and development land are located in Nashville, Tennessee. At June 30, 1996, the properties acquired in the transaction were approximately 98% leased.

         The aggregate cost to the Company of the Eakin & Smith Transaction, assuming the completion of the in- process development project, was approximately $98.5 million payable through the issuance of 537,138 limited partnership units of the Operating Partnership and 489,421 shares of Common Stock, the assumption of $37 million of indebtedness (with a weighted average fixed rate of 8.0%), and cash payments of approximately $33 million. The cost excludes deferred payments of up to 54,056 shares of Common Stock, which are attributable to Eakin & Smith's brokerage and property management operation. A total payment of 13,514 shares of Common Stock will be made to the three principals of Eakin & Smith, Inc. for each of the first four 12-month periods following the combination in which third-party service revenue attributable to the Eakin & Smith brokerage and property management operations exceeds $2,000,000.

         As part of the Eakin & Smith Transaction, the three principals of Eakin & Smith, Inc. received options to purchase 105,000 shares of common stock at $27.50 per share. Such options vest in four equal annual installments beginning with the second anniversary of the date of grant. Such principals also received warrants to purchase 150,000 shares of Common Stock for $28.00 per share. In addition, John W. Eakin and Thomas S. Smith were added to the Company's Board of Directors. Mr. Smith has since resigned as a director but remains an officer of the Company. The third principal, W. Brian Reames, has also remained with the Company.

Development Activity

         The following table summarizes the three development projects placed in service by the Company during 1996:

                                                      Rentable
Property           Property Type   Location           Square Feet   Initial Cost
--------           -------------   --------           ------------  ------------
Hewlett Packard    Office          Piedmont Triad       15,000      $ 1,000,000
Global Software    Office          Research Triangle    92,700        7,500,000
Regency One        Industrial      Piedmont Triad      127,600        3,500,000
                                                       -------      -----------
         Total                                         235,300      $12,000,000
                                                       =======      ===========

         The Company has 10 suburban office properties and one industrial property under development totaling 899,000 square feet of space. The following table summarizes these projects:

                                                                                       Estimated
                                             Rentable        Estimated      Percent    Completion
Office Properties      Location             Square Feet        Cost        Preleased      Date
MSA                    Research Triangle       57,000       $6,200,000        100%        4Q96
Healthsource           Research Triangle      180,000       14,400,000        100%        4Q96
One Shockoe Plaza      Richmond               118,000       15,000,000        100%        4Q96
Highwoods One          Richmond               126,000       12,500,000         25%        4Q96




                                       13



                                                                                                    Estimated
                                                           Rentable        Estimated    Percent    Completion
Office Properties                 Location                Square Feet        Cost      Preleased      Date
Situs One                         Research Triangle         58,000        5,100,000        58%        4Q96
Maryland Way                      Nashville                103,000       11,500,000        50%        4Q96
Inacom                            Piedmont Triad            13,000          900,000       100%        4Q96
Center Point Office Building      Columbia, SC              81,000        7,600,000        50%        4Q96
Hewlett Packard                   Charlotte                 35,000        3,100,000        41%        4Q96
North Park                        Research Triangle         43,000        4,000,000        38%        2Q97
Sycamore                          Research Triangle         70,000        5,700,000         0%        2Q97
Industrial Property
-------------------
Regency Two                       Piedmont Triad            96,000      $ 2,800,000        40%        4Q96
                                                           -------      -----------       ----
Total or Weighted Average                                  980,000      $88,800,000        57%
                                                           =======      ===========        ===


Recent Acquisitions

         On September 30, 1996, the Company acquired two suburban office buildings in Nashville, Tennessee, totaling 138,000 rentable square feet, in exchange for 241,178 Units and $5,881,000 in cash to repay the indebtedness secured by the properties.

Financing Activities and Liquidity

         Set forth below is a summary description of the Company's recent financing activities:

         Financing of the Eakin & Smith Transaction. The Company financed the Eakin & Smith Transaction through the issuance of 537,138 Units of the Operating Partnership and 489,421 shares of Common Stock, the assumption of $37.0 million of mortgage indebtedness and a $26.6 million draw on the Credit Facility. The mortgage indebtedness assumed has an average fixed rate of approximately 8% and an average remaining life of approximately six years. Approximately $5.5 million of the mortgage indebtedness is fixed at a rate of 7.7% to the maturity date of the underlying debt through the use of an interest rate swap. Further, the Company entered into a five-year, $7.0 million interest rate swap agreement that commences in January 1997 and effectively fixes $7.0 million of the Company's variable rate debt at 8.0%.

         July 1996 Offerings. The Company recently completed two offerings in July 1996 (the "July 1996 Offerings") selling 11,500,000 and 250,000 shares of Common Stock, respectively. Before deducting estimated expenses of $760,000, the Company raised $299,691,250 in the July 1996 Offerings. As described below, the proceeds of the offerings were used to fund the acquisition of Crocker.

         Financing of the Merger. In connection with the Merger, the Company obtained a $280 million revolving line of credit (the "Revolving Loan") from NationsBank and First Union National Bank of North Carolina. The Revolving Loan replaced the Company's $140 million credit facility and, together with the proceeds from the July 1996 Offerings, funded the Merger.

         The Revolving Loan will be unsecured for the first nine months and will bear interest at a rate of LIBOR plus 150 basis points. After the initial nine-month period, the Revolving Loan will either convert to a secured loan with a maturity date two years from its closing date or to an unsecured loan maturing on July 31, 1999. The Revolving Loan will remain unsecured if the Company meets the following financial covenants: (i) adjusted net operating income divided by total liabilities of not less than 16.5%; (ii) total liabilities not greater than 45% of market capitalization; (iii) tangible net worth of not less than $700 million, which amount shall be increased by not less than 85% of the net proceeds of any future offerings of the Company's capital stock (including the July 1996 offerings); (iv) a ratio of total liabilities to total assets at cost of no more than .50 to 1.0; (v) a ratio of earnings before interest, income tax, depreciation and amortization to interest expense plus capital expenditures of not less than 2.5 to 1.0; (vi) A ratio of unencumbered assets to unsecured debt of not less than 2.25 to 1.0; (vii) a ratio of secured debt to total assets of not more than .30 to 1.0; (viii) a ratio of adjusted net operating income as derived from unencumbered assets to interest expense paid on unsecured debt of not less than 2.25 to 1.0; and (ix) a ratio of adjusted net operating income derived from unencumbered assets to unsecured debt of not less than .18 to 1.0.

         If the Revolving Loan remains unsecured after the initial nine-month period, it would have an interest rate ranging from LIBOR plus 100 basis points to LIBOR plus 175 basis points based on the Company's senior unsecured credit rating. If the loan converts to a secured facility, the Company will be required to pledge assets at least equal in value to 60% of the outstanding amount of the Revolving Loan and the interest rate will equal LIBOR plus 175 basis points.

         Also in connection with the Merger, the Company assumed approximately $239.5 million of indebtedness at an average rate of 8.57%. This indebtedness included: (i) a $140 million mortgage note (the "Mortgage Note") with a fixed rate of 7.9%, (ii) variable rate mortgage loans in the aggregate amount of $69.4 million with a weighted average interest rate of 9.4% at March 31, 1996 and
(iii) fixed rate mortgage loans in the amount of $30.1 million with a weighted average interest rate of 9.8%. Substantially all of such debt, other than the Mortgage Note, was repaid by the Company following the Merger.

         The Mortgage Note is a conventional, monthly pay, first mortgage note in the principal amount of $140 million issued by the Financing Partnership. The Mortgage Note is a limited recourse obligation of the Financing Partnership as to which, in the event of a default under the Indenture or the Mortgage, recourse may be had only against the specific 46 Properties (the "Mortgage Note Properties") and other assets that have been pledged as security therefor. The Mort gage Note was issued to Kidder Peabody Acceptance Corporation I pursuant to an Indenture, dated March 1, 1994 (the "Indenture"), among the Financing Partnership, Bankers Trust Company of California, N.A., and Bankers Trust Company.

         The Mortgage Note bears interest on its outstanding principal balance at the rate of 7.88% per annum, subject to increase in the event of a default in the payment of any amount due, and matures on January 3, 2001. The Mortgage Note provides for scheduled monthly payments of interest only, which are due on the first business day of each calendar month.

         The Mortgage Note is secured by a blanket, first mortgage lien on the Mortgage Note Properties (the "Mortgage"). The Mortgage Note is further secured by (i) a first priority assignment of all present and future leases encumbering portions of those Properties, (ii) a security interest in any personal property owned by Financing Partnership and (iii) a collateral assignment of the right, title and interest of the Financing Partnership in and rights to all management agreements relating to those Properties. As an additional security for the Mortgage Note, the Financing Partnership maintains with the Banker's Trust Company various "sweep accounts," a central cash collateral account (the "Cash Collateral Account") and a contingency reserve account (the "Contingency Reserve Account"). All rents with respect to the Mortgage Note Properties are made payable to, and deposited directly in, the sweep accounts, which are then transferred to the Cash Collateral Account, and all other property income and capital event proceeds are deposited into the Cash Collateral Account promptly upon receipt thereof. Cash of at least $7 million (the "Contingency Reserve") is maintained in the Contingency Reserve Account.

         The Indenture provides for a lockout period which prohibits optional redemption payments in respect of principal of the Mortgage Note (other than the premium-free redemption payment described below) prior to November 22, 1998. Thereafter, the Financing Partnership may make optional redemption payments in respect of principal of the Mortgage Note on any distribution date, subject to the payment of a yield maintenance charge in connection with such payments made prior to August 1, 2000. Notwithstanding the foregoing, the Financing Partnership may be required to make payments in respect of the principal of the Mortgage Note in certain limited circumstances and the Financing Partnership has a one-time right, exercisable at any time during the term of the Mortgage Note, to make the premium-free redemption payment in a principal amount not to exceed $7 million, without any applicable yield maintenance charges.

         Covenants in the Indenture restrict the Financing Partnership from, among other things, engaging in any business or activity other than that in connection with or relating to the ownership and operation of the Mortgage Note Properties, incurring, creating or assuming any indebtedness or encumbrance other than the Mortgage Note and as otherwise expressly permitted under the Indenture, or liquidating or dissolving or entering into any consolidation or merger. The Indenture also restricts the Financing Partnership's right to terminate any of its leases, and requires the Financing Partnership to maintain or cause the tenants to maintain specified insurance coverage, including rental loss insurance covering annual gross rentals net of noncontinuing expenses for a period of not less than two years.

         Under the terms of the purchase agreement relating to the Mortgage Note Properties, the Financing Partnership may be obligated to pay NationsBank a deferred contingent purchase price. This contingent payment, which will in no event exceed $4.4 million, is due on April 1, 1998 if the actual four-year cumulative cash flow of such Properties exceeds the projected four-year cumulative cash flow. Based on Crocker's estimates of future operations, the Company does not believe that any deferred contingent purchase price will be payable.

Organizational Changes

         On May 20, 1996 the Company announced certain changes to its organizational structure, which will allow the Company to utilize its existing senior management for overall leadership while taking advantage of certain members of Crocker's management to integrate Crocker into the Highwoods organization. These changes will provide property and market specific experience to the combined portfolio. As a result of this reorganization approximately 85% of the Company's portfolio is being managed and leased on a day-to-day basis by personnel that have previously managed, leased or developed the properties for which they are responsible.

         In connection with the organizational changes, William T. Wilson, III was appointed to the newly created position of executive vice president and chief operating officer. Mr. Wilson will assume responsibility for all aspects of the Company's divisional operations and the Company's acquisition group. Prior to this appointment, he served as executive vice president and was responsible for the operations of the Forsyth division, which included the operations of the Piedmont Triad and Charlotte area properties. John E. Reece, II will assume Mr. Wilson's responsibilities with respect to the Piedmont Triad area properties and will serve the Company as a vice president. Mr. Reece was previously responsible for the leasing, marketing and development activities of the Forsyth division. In addition, John W. Eakin has been appointed as senior vice president and will be responsible for operations in Tennessee (Nashville and Mem phis), Alabama and Florida (Tampa, Boca Raton, Orlando and Jacksonville). Since joining the Company in April 1996 in connection with the Eakin & Smith Transaction, Mr. Eakin has been responsible for the Company's Nashville operations.

         Messrs. Cochran, Harris, Peek and Vallace have also joined the Company from Crocker as vice presidents with specific regional responsibility. See " - Acquisition of Crocker Realty Trust, Inc."


                  DESCRIPTION OF CAPITAL STOCK OF THE COMPANY

General

         The authorized capital stock of the Company includes 100,000,000 shares of Common Stock, $.01 par value per share. Each outstanding share of Common Stock entitles the holder to one vote on all matters presented to shareholders for a vote. Holders of Common Stock have no preemptive rights. As of the date hereof, there were 31,788,067 shares of Common Stock outstanding and 4,374,528 shares reserved for issuance upon exchange of outstanding Units.

         Shares of Common Stock currently outstanding are listed for trading on the New York Stock Exchange (the "NYSE"). The Company will apply to the NYSE to list the additional shares of Common Stock to be sold pursuant to this Prospectus, and the Company anticipates that such shares will be so listed.

         All shares of Common Stock issued will be duly authorized, fully paid, and non-assessable. Distributions may be paid to the holders of Common Stock if and when declared by the board of directors of the Company out of funds legally available therefor. The Company intends to continue to pay quarterly dividends.

         Under Maryland law, shareholders are generally not liable for the Company's debts or obligations. If the Company is liquidated, subject to the right of any holders of preferred stock, if any, to receive preferential distributions, each outstanding share of Common Stock will be entitled to participate pro rata in the assets remaining after payment of, or adequate provision for, all known debts and liabilities of the Company.

         The Articles of Incorporation of the Company provide for the board of directors to be divided into three classes of directors, each class to consist as nearly as possible of one-third of the directors. At each annual meeting of shareholders, the class of directors to be elected at such meeting will be elected for a three-year term and the directors in the other two classes will continue in office. The overall effect of the provisions in the Articles of Incorporation with respect to the classified board may be to render more difficult a change of control of the Company or removal of incumbent management. Holders of Common Stock have no right to cumulative voting for the election of directors. Consequently, at each annual meeting of shareholders, the holders of a plurality of the shares of Common Stock are able to elect all of the successors of the class of directors whose term expires at that meeting. Directors may be removed only for cause and only with the affirmative vote of the holders of two-thirds of the shares of capital stock entitled to vote in the election of directors.

Certain Provisions Affecting Change of Control

         General. Pursuant to the Company's Articles of Incorporation and the Maryland general corporation law (the "MGCL"), the Company cannot merge into or consolidate with another corporation or enter into a statutory share exchange transaction in which it is not the surviving entity or sell all or substantially all of the assets of the Company unless the Board of Directors adopts a resolution declaring the proposed transaction advisable and a majority of stockholders entitled to vote thereon (voting together as a single class) approve the transaction. In addition, the agreement of limited partnership of the Operating Partnership (the "Operating Partnership Agreement") requires that any such merger or sale of all or substantially all of the assets of the Operating Partnership be approved by a majority of the holders of Units (including Units owned by the Company).

         Maryland Business Combination and Control Share Statutes. The MGCL establishes special requirements with respect to business combinations between Maryland corporations and interested stockholders unless exemptions are applicable. Among other things, the law prohibits for a period of five years a merger and other specified or similar transactions between a company and an interested stockholder and requires a supermajority vote for such transactions after the end of the five-year period. The Company's Articles of Incorporation contain a provision exempting the Company from the requirements and provisions of the Maryland business combination statute. There can be no assurance that such provision will not be amended or repealed at any point in the future.

         The MGCL also provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror or by officers or directors who are employees of the Company. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the Company is a party to the transaction, or to acquisitions approved or exempted by the Articles of Incorporation or bylaws of the Company. The Company's bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of the Company's stock. There can be no assurance that such provision will not be amended or repealed, in whole or in part, at any point in the future.

         The Company's Articles of Incorporation (including the provision exempting the Company from the Maryland business combination statute) may not be amended without the affirmative vote of at least a majority of the shares of capital stock outstanding and entitled to vote thereon voting together as a single class, provided that certain provisions of the Articles of Incorporation may not be amended without the approval of the holders of two-thirds of the shares of capital stock of the Company outstanding and entitled to vote thereon voting together as a single class. The Company's bylaws may be amended by the Board of Directors or a majority of the shares cast of capital stock entitled to vote thereupon at a duly constituted meeting of stockholders.

         If either of the foregoing exemptions in the Articles of Incorporation or bylaws is amended, the Maryland business combination statute or the control share acquisition statute could have the effect of discouraging offers to acquire the Company and of increasing the difficulty of consummating any such offer.

         Ownership Limitations and Restrictions on Transfers. For the Company to remain qualified as a REIT under the Code, not more than 50% in value of its outstanding shares of Common Stock may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year, and such shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. To ensure that the Company remains a qualified REIT, the Articles of Incorporation provide that no holder (other than persons approved by the directors at their option and in their discretion) may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% (the "Ownership Limit") of the issued and outstanding capital stock of the Company. The Board of Directors may waive the Ownership Limit if evidence satisfactory to the Board of Directors and the Company's tax counsel is presented that the changes in ownership will not jeopardize the Company's status as a REIT.

         If any stockholder purports to transfer shares to a person and either the transfer would result in the Company failing to qualify as a REIT, or the stockholder knows that such transfer would cause the transferee to hold more than the Ownership Limit, the purported transfer shall be null and void, and the stockholder will be deemed not to have transferred the shares. In addition, if any person holds shares of capital stock in excess of the Ownership Limit, such person will be deemed to hold the excess shares in trust for the Company, will not receive distributions with respect to such shares and will not be entitled to vote such shares. The person will be required to sell such shares to the Company for the lesser of the amount paid for the shares and the average closing price for the 10 trading days immediately preceding the redemption or to sell such shares at the direction of the Company, in which case the Company will be reimbursed for its expenses in connection with the sale and will receive any amount of such proceeds that exceeds the amount such person paid for the shares. If the Company repurchases such shares, it may pay for the shares with Units. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors and the stockholders (by the affirmative vote of the holders of two-thirds of the outstanding shares of capital stock entitled to vote on the matter) determine that it is no longer in the best interests of the Company to continue to qualify as a REIT.

         All certificates representing shares of Common Stock bear a legend referring to the restrictions described above.

         Every beneficial owner of more than 5% (or such lower percentage as required by the Code or regulations thereunder) of the issued and outstanding shares of capital stock must file a written notice with the Company no later than January 30 of each year, containing the name and address of such beneficial owner, the number of shares of Common Stock and/or Preferred Stock owned and a description of how the shares are held. In addition, each stockholder shall be required upon demand to disclose to the Company in writing such information as the Company may request in order to determine the effect of such stockholder's direct, indirect and constructive ownership of such shares on the Company's status as a REIT.

         These ownership limitations could have the effect of precluding acquisition of control of the Company by a third party unless the Board of Directors and the stockholders determine that maintenance of REIT status is no longer in the best interest of the Company.

Registrar and Transfer Agent

         The Registrar and Transfer Agent for the Common Stock is First Union National Bank, Charlotte, North Carolina.

Preferred Stock

         Preferred Stock may be issued from time to time, in one or more series, as authorized by the Board of Directors. Prior to issuance of shares of each series, the Board of Directors is required by the MGCL and the Company's Articles of Incorporation to fix for each series the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption, as are permitted by Maryland law. Such rights, powers, restrictions and limitations could include the right to receive specified distribution payments and payments on liquidation prior to any such payments being made to the holders of the shares of Common Stock. The Board of Directors could authorize the issuance of Preferred Stock with terms and conditions that could have the effect of discouraging a takeover or other transaction that holders of shares of Common Stock might believe to be in their best interests. As of the date hereof, no shares of Preferred Stock are outstanding, and the Company has no present plans to issue any shares of Preferred Stock.

                              REDEMPTION OF UNITS


General

         Each limited partner may, subject to certain limitations, require that the Operating Partnership redeem all or a portion of such partner's Units beginning one year from the date of issuance by delivering a notice to the Operating Partnership. Upon redemption, a limited partner will receive, at the option of the Company, as general partner of the Operating Partnership, either
(i) a number of shares of Common Stock equal to the number of Units  redeemed or
(ii) cash in an amount equal to market value of the number of shares of Common Stock the partner would have received pursuant to (i) above. The market value of the Common Stock for this purpose will be equal to the average of the closing trading price of the Company's Common Stock for the 10 trading days before the day on which the redemption notice was received by the Operating Partnership.

         In lieu of the Operating Partnership redeeming Units, the Company, as general partner, in its sole discretion, has the right to assume directly and satisfy the redemption right of the limited partner. The Company anticipates that it generally will elect to assume directly and satisfy any redemption right exercised by a limited partner through the issuance of the shares of Common Stock pursuant to this Prospectus, whereupon the Company will acquire the Units being redeemed and will become the owner of the Units. Such an acquisition by the Company will be treated as a sale of the Units to the Company for Federal income tax purposes. See "--Tax Consequences of Redemption" below. Upon redemption, such limited partner's right to receive distributions with respect to the Units redeemed will cease. However, the limited partner will then have rights as a stockholder of the Company from the time of his or her acquisition of Common Stock, including the payment of dividends.

         A limited partner must notify the Company, as general partner of the Operating Partnership, of such partner's desire to require the Operating Partnership to redeem Units by sending a notice in the form attached as an exhibit to the Partnership Agreement, a copy of which is available from the Company. A limited partner must request the redemption of at least 1000 Units (or all of the Units held by such holder, if less). A redemption generally will occur on the 10th business day after the notice is delivered by the limited partner, except that no redemption can occur if the delivery of Redemption Shares would be prohibited under the provisions of the Articles of Incorporation to protect the Company's qualification as a REIT.

Tax Consequences of Redemption

         The  following   discussion   summarizes  certain  Federal  income  tax
considerations that may be relevant to a limited partner who exercises his right to require the redemption of his Units.

         Tax Treatment of Redemption of Units. If a limited partner exercises his or her right to require the redemption of Units, the Partnership Agreement provides that the redemption will be treated by the Company, the Operating Partnership and the redeeming limited partner, for tax purposes, as a sale of Units. Such sale will be fully taxable to the redeeming limited partner. Such limited partner generally will be treated as realizing for tax purposes an amount equal to the sum of either the cash or the value of the Common Stock received plus the amount of any Operating Partnership liabilities allocable to the redeemed Units at the time of the redemption. The determination of the amount of gain or loss is discussed more fully below.

         If the Company elects not to issue shares of Common Stock in exchange for a limited partner's Units, and the Operating Partnership redeems such Units for cash to effect the redemption, the tax consequences would be as described in the previous paragraph. However, if the Operating Partnership redeems less than all of a limited partner's Units, the limited partner would not be permitted to recognize any loss occurring on the transaction and would recognize taxable gain only to the extent that the cash, plus the amount of any Operating Partnership liabilities allocable to the redeemed Units, exceeded the limited partner's adjusted basis in all of such limited partner's Units immediately before the redemption. The methodology used by the Operating Partnership to allocate its liabilities to its partners will likely result in a varying amount of such liabilities being allocated to different partners. Under that methodology, which is based on principals set forth in Treasury Regulations, it is possible that partners who hold an identical number of Units are allocated different amounts of liabilities of the Operating Partnership for Federal income tax purposes.

         Tax Treatment of Disposition of Units by Limited Partner Generally. If a Unit is redeemed in a manner that is treated as a sale of the Unit, or a limited partner otherwise disposes of a Unit, the determination of gain or loss from the sale or other disposition will be based on the difference between the amount considered realized for tax purposes and the tax basis in such Unit. See "--Basis of Units" below. Upon the sale of a Unit, the "amount realized" will be measured by the sum of the cash or fair market value of Common Stock received plus the reduction in the amount of any Operating Partnership liabilities allocable to the Unit holder. To the extent that the amount of cash or property received plus the reduction in the allocable share of any Operating Partnership liabilities exceeds the limited partner's basis in his or her interest in the Operating Partnership, such limited partner will recognize gain. It is possible that the amount of gain recognized or even the tax liability resulting from such gain could exceed the amount of cash or the value of Common Stock received upon such disposition.

         Except as described below, any gain recognized upon a sale or other disposition of Units will be treated as gain attributable to the sale or disposition of a capital asset. To the extent, however, that the amount realized upon the sale of a Unit attributable to a limited partner's share of "unrealized receivables" of the Operating Partnership (as defined in Section 751 of the Code) exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Unrealized receivables include, to the extent not previously included in Operating Partnership income, any rights to payment for services rendered or to be rendered. Unrealized receivables also include amounts that would be subject to recapture as ordinary income if the Operating Partnership had sold its assets at their fair market value at the time of the transfer of a Unit.

         Basis of Units. In general, a limited partner who was deemed at the time of the Formation Transactions to have received his or her Units upon liquidation of a partnership, had an initial tax basis in the Units ("Initial Basis") equal to his or her basis in the partnership interest at the time of such liquidation. Similarly, in general, a limited partner who at the time of the Formation Transactions contributed a partnership interest in exchange for his or her Units had an Initial Basis in the Units equal to his or her basis in the contributed partnership interest. A limited partner's Initial Basis in his or her Units generally is increased by (i) such limited partner's share of Operating Partnership taxable and tax-exempt income and (ii) increases in such partner's share of the liabilities of the Operating Partnership (including any increase in his or her share of liabilities occurring in connection with the Formation Transactions). Generally, such partner's basis in his or her Units is decreased (but not below zero) by (A) his or her share of Operating Partnership distributions, (B) decreases in his or her share of liabilities of the Operating Partnership (including any decrease in his or her share of liabilities of the Operating Partnership occurring in connection with the Formation Transactions),
(C) his or her share of losses of the Operating Partnership and (D) his or her share of nondeductible expenditures of the Operating Partnership that are not chargeable to capital account.

         Potential Application of the Disguised Sale Regulations to a Redemption of Units. There is a risk that a redemption of Units issued in the Formation Transactions may cause the original transfer of property to the Operating Partnership in exchange for Units in connection with the Formation Transactions to be treated as a "disguised sale" of property. Section 707 of the Code and the Treasury Regulations thereunder (the "Disguised Sale Regulations") generally provide that, unless one of the prescribed exceptions is applicable, a partner's contribution of property to a partnership and a simultaneous or subsequent transfer of money or other consideration (including the assumption of or taking subject to a liability) from the partnership to the partner will be presumed to be a sale, in whole or in part, of such property by the partner to the partnership. Further, the Disguised Sale Regulations provide generally that, in the absence of an applicable exception, if money or other consideration is transferred by a partnership to a partner within two years of the partner's contribution of property, the transactions are presumed to be a sale of the contributed property unless the facts and circumstances clearly establish that the transfers do not constitute a sale. The Disguised Sale Regulations also provide that if two years have passed between the transfer of money or other consideration and the contribution of property, the transactions will be presumed not to be a sale unless the facts and circumstances clearly establish that the transfers constitute a sale.

         Accordingly, if a Unit is redeemed, the Internal Revenue Service could contend that the Disguised Sale Regulations apply because the limited partner will thus receive cash or shares of Common Stock subsequent to his previous contribution of property to the Operating Partnership. In that event, the IRS could contend that the Formation Transactions themselves were taxable as a disguised sale under the Disguised Sale Regulations. Any gain recognized thereby may be eligible for installment reporting under Section 453 of the Code, subject to certain limitations.

Comparison of Ownership of Units and Shares of Common Stock

         Generally, the nature of any investment in shares of Common Stock of the Company is substantially equivalent economically to an investment in Units in the Operating Partnership. A holder of a share of Common Stock receives the same distribution that a holder of a Unit receives, and stockholders and Unit holders generally share in the risks and rewards of ownership in the enterprise being conducted by the Company (through the Operating Partnership). However, there are some differences between ownership of Units and ownership of Common Stock, some of which may be material to investors.

         The information below highlights a number of the significant differences between the Operating Partnership and the Company relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, investor rights and Federal income taxation and compares certain legal rights associated with the ownership of Units and Common Stock. These comparisons are intended to assist limited partners of the Operating Partnership in understanding how their investment will be changed if their Units are redeemed for Common Stock. This discussion is summary in nature and does not constitute a complete discussion of these matters, and holders of Units should carefully review the balance of this Prospectus and the Registration Statement of which this Prospectus is a part for additional important information about the Company.

         Form of Organization and Assets Owned. The Operating Partnership is organized as a North Carolina partnership. All of the Company's operations are conducted through the Operating Partnership, except that the Eakin & Smith brokerage and third-party property management operations are conducted at the Company level.

         The Company is a Maryland corporation. The Company has elected to be taxed as a REIT under the Code and intends to maintain its qualification as a REIT. The Company's only asset (other than the Eakin & Smith third-party brokerage and property management business) is its interest in the Operating Partnership, which gives the Company an indirect investment in the properties and other assets owned by the Operating Partnership.

         Length of Investment. The Operating Partnership has a stated termination dated of December 31, 2092, although it may be terminated earlier under certain circumstances. The Company has a perpetual term and intends to continue its operations for an indefinite time period.

         Purpose and Permitted Investments. The purpose of the Operating Partnership includes the conduct of any business that may be lawfully conducted by a limited partnership formed under North Carolina law, except that the Partnership Agreement requires the business of the Operating Partnership to be conducted in such a manner that will permit the Company to be classified as a REIT for Federal income tax purposes. The Operating Partnership may, subject to the foregoing limitation, invest or enter into partnerships, joint ventures or similar arrangements and may own interests in any other entity.

         Under its Articles of Incorporation, the Company may engage in any lawful activity permitted under Maryland law. Under the Partnership Agreement, however, the Company may not conduct any business other than the business of the Operating Partnership and cannot own any assets other than its interest in the Operating Partnership and such bank accounts or similar instruments as are necessary to carry out its responsibilities under the Partnership Agreement or its organizational documents, except that the Partnership Agreement allows for the ownership of the Eakin & Smith third-party business directly.

         Additional Equity. The Operating Partnership is authorized to issue Units and other partnership interests to the partners or to other persons for such consideration and on such terms and conditions as the Company, in its sole discretion, may deem appropriate. In addition, the Company may cause the Operating Partnership to issue to the Company additional Units or other partnership interests in different series or classes which may be senior to the Units in conjunction with the offering of securities of the Company having substantially similar rights, in which the proceeds thereof are contributed to the Operating Partnership. No limited partner has any preemptive, preferential or similar rights with respect to additional capital contributions to the Operating Partnership or the issuance or sale of any interests therein.

         The Board of Directors of the Company may issue, in its discretion, additional equity securities consisting of Common Stock or Preferred Stock; provided, however, that the total number of shares issued does not exceed the authorized number of shares of capital stock set forth in the Company's Articles of Incorporation. As long as the Operating Partnership is in existence, the proceeds (or a portion thereof) of all equity capital raised by the Company will be contributed to the Operating Partnership in exchange for Units or other interests in the Operating Partnership, provided that the General Partner's contribution will be deemed to be an amount equal to the net proceeds of any such offering plus any underwriter's discount or other expenses incurred in connection with such issuance.

         Borrowing Policies. The Operating Partnership has no restrictions on borrowings, and the Company as general partner has full power and authority to borrow money on behalf of the Operating Partnership. The Company (as general partner), through its Board of Directors, has adopted a policy that currently limits total borrowing to 50% of the total market capitalization of the Company and the Operating Partnership, but this policy may be altered at any time by the Board of Directors. The foregoing reflects the Company's general policy over time and is not intended to operate in a manner that inappropriately restricts the Company's ability to raise additional capital, including additional debt, to implement its planned growth, to pursue attractive acquisition opportunities that may arise or to otherwise act in a manner that the Board of Directors believes to be in the best interests of the Company and its stockholders. The Board of Directors, with the assistance of management of the Company, may reevaluate from time to time its debt and other capitalization policies in light of then current economic conditions, including the relative costs of debt and equity capital, the market value of its properties, growth and acquisition opportunities, the market value of its equity securities in relation to the Company's view of the market value of its properties, and other factors, and may modify its debt policy. Such modification may include increasing or decreasing its general ratio of debt to total market capitalization or substituting another measuring standard.

         The Company is not restricted under its governing instruments from incurring borrowings.

         Other Investment Restrictions. Other than restrictions precluding investments by the Operating Partnership that would adversely affect the qualification of the Company as a REIT, there are no restrictions on the Operating Partnership's authority to enter into certain transactions, including, among others, making investments, lending Operating Partnership funds, or reinvesting the Operating Partnership's cash flow and net sale or refinancing proceeds.

         Neither the Company's Articles of Incorporation nor its bylaws impose any restrictions upon the types of investments made by the Company except that under the Articles of Incorporation, the Board of Directors is prohibited from taking any action that would terminate the Company's REIT status, unless a majority of the stockholders vote to terminate such REIT status.

         Management Control. All management powers over the business and affairs of the Operating Partnership are vested in the general partner of the Operating Partnership, and no limited partner of the Operating Partnership has any right to participate in or exercise control or management power over the business and affairs of the Operating Partnership. The general partner may not be removed by the limited partners for any reason.

         The Board of Directors has exclusive control over the Company's business and affairs subject only to the restrictions in the Articles of Incorporation, the bylaws and the Partnership Agreement. The Board of Directors is classified into three classes of directors. At each annual meeting of the stockholders, the successors of the class of directors whose terms expire at that meeting will be elected. The policies adopted by the Board of Directors may be altered or eliminated without advice of the stockholders. Accordingly, except for their vote in the elections of directors, stockholders have no control over the ordinary business policy of the Company.

         Fiduciary Duties. Under North Carolina law, the general partner of the Operating Partnership is accountable to the Operating Partnership as a fiduciary and, consequently, is required to exercise good faith in all of its dealings with respect to partnership affairs. However, under the Partnership Agreement, the general partner is under no obligation to take into account the tax consequences to any partner of any action taken by it. The general partner will have no liability to a limited partner as a result of any liabilities or damages incurred or suffered by, or benefits not derived by, a limited partner as a result of any action or inaction of the general partner so long as the general partner acted in good faith.

         Under Maryland law, the directors must perform their duties in good faith, in a manner that they believe to be in the best interests of the Company and with the care an ordinarily prudent person would exercise under similar circumstances. Directors of the Company who act in such a manner generally will not be liable to the Company for monetary damages arising from their activities.

         Management Liability and Indemnification. The Partnership Agreement generally provides that the general partner will incur no liability to the Operating Partnership or any limited partner for losses sustained or liabilities incurred as a result of errors in judgment or of any act or omission if the general partner acted in good faith. In addition, the general partner is not responsible for any misconduct or negligence on the part of its agents provided the general partner appointed such agents in good faith. The general partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisors. Any action the general partner takes or omits to take in reliance upon the opinion of such persons, as to matters which the general partner reasonably believes to be within their professional or expert competence, shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion. The Partnership Agreement also provides for indemnification of the general partner, the directors and officers of the general partner, and such other persons as the general partner may from time to time designate, against any and all losses, claims, damages, liabilities, expenses, judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings that relate to the operations of the Operating Partnership in which such person may be involved, or is threatened to be involved, to the fullest extent permitted under North Carolina law.

         As permitted by Maryland law, the Articles of Incorporation include a provision limiting the liability of the Company's directors and officers to the corporation and its stockholders for money damages, subject to specified restrictions. The law does not, however, permit the liability of directors and officers to the corporation or its stockholders to be limited to the extent that
(i) it is proved that the person actually received an improper benefit or profit in money, property or services or (ii) a judgment or other final adjudication is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. This charter provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

         Anti-takeover Provisions. Except in limited circumstances, the general partner of the Operating Partnership has exclusive management power over the business and affairs of the Operating Partnership. The general partner may not be removed by the limited partners with or without cause. Under the Partnership Agreement the general partner may, in its sole discretion, prevent a limited partner from transferring his interest or any rights as a limited partner except in certain limited circumstances. The general partner may exercise this right of approval to deter, delay or hamper attempts by persons to acquire an interest in the Operating Partnership.

         The Articles of Incorporation and bylaws of the Company contain a number of provisions that may have the effect of delaying or discouraging an unsolicited proposal for the acquisition of the Company or the removal of incumbent management. See "Risk Factors -- Limits on Changes in Control."

         Voting Rights. Under the Partnership Agreement, the limited partners generally do not have voting rights relating to the operation and management of the Operating Partnership. Limited partners do have the right to vote on certain amendments to the Partnership Agreement. The ownership of Units does not entitle the holder thereof to vote on any matter to be voted upon by the stockholders of the Company.

         Stockholders of the Company have the right to vote on, among other things, a merger or sale of all or substantially all of the assets of the Company, amendments to the Articles of Incorporation, certain amendments to the bylaws and dissolution of the Company. The Company is managed and controlled by a Board of Directors consisting of three classes having staggered terms of office. Each class is to be elected by the stockholders at annual meetings of the Company. All shares of Common Stock have one vote, and the Articles of Incorporation permit the Board of

Directors to classify and issue Preferred Stock in one or more series having voting power which may differ from that of the Common Stock.

         Amendment of the Partnership Agreement or the Articles of Incorporation. Amendments to the Partnership Agreement may be proposed by the general partner or by any limited partners holding 10 percent or more of the Partnership interests. Approval of such an amendment requires the vote of the general partner and the holders of a majority of the Units, including those Units held by the general partner. Certain amendments may be approved solely by the general partner, such as, among other things, amendments that would add to the obligations of the general partner, reflect the admission, substitution, termination or withdrawal of partners, or satisfy any legal requirements. Certain amendments that affect the fundamental rights of a limited partner must be approved by each affected limited partner.

         The Company's Articles of Incorporation may not be amended without the affirmative vote of at least a majority of the shares of capital stock outstanding and entitled to vote thereon voting together as a single class, provided that certain provisions of the Articles of Incorporation may not be amended without the approval of the holders of two-thirds of the shares of capital stock of the Company outstanding and entitled to vote thereon voting together as a single class. The Company's bylaws may be amended by the Board of Directors or a majority of the shares cast of capital stock entitled to vote thereupon at a duly constituted meeting of stockholders.

         Vote Required to Dissolve the Operating Partnership or the Company. Under North Carolina law, the Operating Partnership may be dissolved, other than in accordance with the terms of the Partnership Agreement, only upon the unanimous vote of the limited partners.

         Under Maryland law, the Company may be dissolved by (i) the affirmative vote of a majority of the entire Board of Directors declaring such dissolution to be advisable and directing that the proposed dissolution be submitted for consideration at an annual or special meeting of stockholders, and (ii) upon proper notice, stockholder approval by the affirmative vote of the holders of a majority of the total number of shares of Stock outstanding and entitled to vote thereon voting as a single class.

         Vote Required to Sell Assets or Merge. Under the Partnership Agreement, the sale, exchange, transfer or other disposition of all or substantially all of the Operating Partnership's assets or the merger or consolidation of the Operating Partnership requires the consent of the general partner and holders of a majority of the outstanding Units (including Units held by the general partner).

         Under the MGCL, a corporation generally cannot sell substantially all of its assets or merge without the approval of the holders of two-thirds of the shares entitled to vote on the matter unless a lesser percentage is set forth in the corporation's charter. The Company's charter contains such a provision and provides that such actions may be taken if approved by a majority of the shares outstanding and entitled to vote thereon. The MGCL establishes special requirements with respect to "business combinations" between Maryland corporations and "interested stockholders" unless exemptions are applicable. Among other things, the law prohibits for a period of five years a merger and other specified or similar transactions between a company and an interested stockholder and requires a supermajority vote for such transactions after the end of the five-year period. The Company's Articles of Incorporation contain a provision exempting the Company from the requirements and provisions of the Maryland business combination statute. There can be no assurance that such charter provisions will not be amended at any point in the future.

         Compensation, Fees and Distributions. The general partner does not receive any compensation for its services as general partner of the Operating Partnership. As a partner in the Operating Partnership, however, the general partner has the same right to allocations and distributions as other partners of the Operating Partnership. In addition, the Operating Partnership reimburses the general partner for all expenses incurred relating to the ongoing operation of the Company and any offering of partnership interests in the Operating Partnership or capital stock of the Company.

         The directors and officers of the Company receive compensation for their services.

         Liability of Investors. Under the Partnership Agreement and applicable North Carolina law, the liability of the limited partners for the Operating Partnership's debts and obligations is generally limited to the amount of their investment in the Operating Partnership.

         Under Maryland law, stockholders are not personally liable for the debts or obligations of the Company.

         Nature of Investment. The Units constitute equity interests entitling each limited partner to a pro rata share of cash distributions made to the limited partners of the Operating Partnership. The Operating Partnership generally intends to retain and reinvest proceeds of the sale of property or excess refinancing proceeds in its business.

         The shares of Common Stock constitute equity interests in the Company. The Company is entitled to receive its pro rata share of distributions made by the Operating Partnership with respect to the Units, and each stockholder will be entitled to his pro rata share of any dividends or distributions paid with respect to the Common Stock. The dividends payable to the stockholders are not fixed in amount and are only paid if, when and as declared by the Board of Directors. In order to qualify as a REIT, the Company must distribute 95% of its taxable income (excluding capital gains), and any taxable income (including capital gains) not distributed will be subject to corporate income tax.

         Potential Dilution of Rights. The general partner of the Operating Partnership is authorized, in its sole discretion and without limited partner approval, to cause the Operating Partnership to issue additional limited partnership interests and other equity securities for any partnership purpose at any time to the limited partners or to other persons on terms established by the general partner.

         The Board of Directors of the Company may issue, in its discretion, additional shares of Common Stock and have the authority to issue from the authorized capital stock a variety of other equity securities of the Company with such powers, preferences and rights as the Board of Directors may designate at the time. The issuance of additional shares of either Common Stock or other similar equity securities may result in the dilution of the interests of the stockholders.

         Liquidity. The limited partners generally may transfer all or a portion of their interests in the Operating Partnership to a transferee, subject to the one-year lock-up provisions in the Registration Rights Agreements. No transferee, however, will be admitted to the Operating Partnership as a substitute limited partner having the rights of a limited partner without the consent of the Company as the general partner and provided that certain other conditions are met, including an agreement to be bound by the terms and conditions of the Operating Partnership Agreement.

         Upon the effectiveness of the Registration Statement of which this Prospectus is a part, the Redemption Shares will be freely transferable as registered securities under the Securities Act. The Common Stock is listed on the NYSE and the Company intends to cause the Redemption Shares to be so listed. The breadth and strength of this market will depend, among other things, upon the number of shares outstanding, the Company's financial results and prospects, the general interest in the Company's and other real estate investments and the Company's dividend yield compared to that of other debt and equity securities.

                              REGISTRATION RIGHTS

         The registration of the Redemption Shares pursuant to the Registration Statement of which this Prospectus is a part will discharge the Company's obligations under the terms of the Registration Rights Agreements for the benefit of holders (the "Holders") of Units issued in transactions dated September 21, 1995, October 10, 1995 and October 12, 1995. The following summary does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreements.

         Under the Registration Rights Agreements, the Company is obligated to use its reasonable efforts to file and cause to be declared effective under the Securities Act a "shelf registration" statement covering the Redemption Shares. The Company is also required to use its reasonable efforts to keep the shelf registration statement continuously effective for a period expiring on the earlier of (i) the sale of all shares of Common Stock covered by the Registration Rights Agreements and (ii) the date on which (A) none of the Units specified in the Registration Rights Agreements are outstanding and (B) all such Redemption Shares would be eligible for sale pursuant to Rule 144. Any
Redemption Shares that have been issued pursuant to the Registration Statement of which this Prospectus is a part, or which have been otherwise transferred and subject to the issuance of new certificates without legal restriction on further transfer of such shares, will no longer be entitled to the benefits of the Registration Rights Agreements.

         Pursuant to the Registration Rights Agreements, the Company has agreed to pay all expenses in connection with the registration of the Redemption Shares (other than underwriting discounts and commissions, fees and disbursements of counsel representing the Holders, and transfer taxes, if any). The Company has also agreed to indemnify each Holder and its officers and directors and any person, if any, who controls any Holder against certain losses, claims, damages and expenses arising from any untrue statement or alleged untrue statement or omission or alleged omission, provided that such statement or omission cannot be traced back to the Holder. In addition, each Holder has agreed to indemnify the Company and other Holders, and each of their respective directors and officers, to the same extent as discussed above. However such indemnification shall be provided only for any loss, claim, damage or expense arising out of written information furnished to the Company by such Holder expressly for use in the Registration Statement or Prospectus, or any amendment or supplement thereto.

                       FEDERAL INCOME TAX CONSIDERATIONS


         The following summary of certain Federal income tax considerations to the Company is based on current law, is for general purposes only, and is not tax advice. The summary addresses the material Federal income tax considerations relating to the Company's REIT status, as well as material Federal income tax considerations relating to the Operating Partnership. The tax treatment of a holder of any of the Securities will vary depending upon the terms of the specific securities acquired by such holder, as well as his particular situation, and this discussion does not attempt to address any aspects of Federal income taxation relating to holders of Securities. Certain Federal income tax considerations relevant to holders of the Securities will be provided in the applicable Prospectus Supplement relating thereto.

         EACH INVESTOR IS ADVISED TO CONSULT HIS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES TO HIM OF THE PURCHASE, OWNERSHIP AND SALE OF THE OFFERED SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX
CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of the Company as a REIT

         General. Commencing with its taxable year ended December 31, 1994, the Company has elected to be taxed as a real estate investment trust under sections 856 through 860 of the Code. The Company believes that, commencing with its taxable year ended December 31, 1994, it has been organized and is operating in such a manner as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner, but no assurance can be given that it has operated or will operate in a manner so as to qualify or remain qualified.

         These sections of the Code are highly technical and complex. The following sets forth the material aspects of the sections that govern the Federal income tax treatment of a REIT and its shareholders. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretation thereof.

         Smith Helms Mulliss & Moore, L.L.P. has acted as tax counsel to the Company in connection with the offering of the Securities and the Company's election to be taxed as a REIT and in the opinion of Smith Helms Mulliss & Moore, L.L.P., commencing with the Company's taxable year ended December 31, 1994, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and the Company's current organization and proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code. This opinion is based on the factual representations of the Company concerning its business and properties. Moreover, such qualification and taxation as a REIT depends upon the Company's ability to meet the various qualification tests imposed under the Code discussed below on a continuing basis, through actual annual operating results, distribution levels and diversity of stock ownership. Accordingly, no assurance can be given that the actual results of the Company's operations for any particular taxable year will satisfy such requirements.

Federal Income Taxation of the Company

         If the Company qualifies for taxation as a REIT, it generally will not be subject to Federal corporate income tax on that portion of its ordinary income or capital gain that is currently distributed to stockholders. The REIT provisions of the Code generally allow a REIT to deduct distributions paid to its stockholders substantially eliminating the Federal "double taxation" on earnings (once at the corporate level when earned and once again at the stockholder level when distributed) that usually results from investments in a corporation. Nevertheless, the Company will be subject to Federal income tax as follows: First, the Company will be taxed at regular corporate rates on its undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" as a consequence of its items of tax preference. Third, if the Company has net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property other than foreclosure property held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy either of the 75% or 95% gross income tests (discussed below) but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the Company fails either the 75% or 95% test, multiplied by a fraction intended to reflect the Company's profitability. Sixth, if the Company fails to distribute during each year at least the sum of (i) 85% of its ordinary income for such year, (ii) 95% of its capital gain net income for such year and (iii) any undistributed taxable income from prior periods, the Company will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if the Company should acquire any asset from a C corporation (i.e., a corporation generally subject to full corporate-level tax) in a carryover-basis transaction and the Company subsequently recognizes gain on the disposition of such asset during the 10-year period (the "Recognition Period") beginning on the date on which the asset was acquired by the Company, then, to the extent of the excess of (a) the fair market value of the asset as of the beginning of the applicable Recognition Period over (b) the Company's adjusted basis in such asset as of the beginning of such Recognition Period (the "Built-In Gain"), such gain will be subject to tax at the highest regular corporate rate, pursuant to guidelines issued by the IRS (the "Built-In Gain Rules").

Requirements for Qualification

         To qualify as a REIT, the Company has elected to be so treated and must meet the requirements, discussed below, relating to the Company's organization, sources of income, nature of assets and distributions of income to stockholders.

         Organizational Requirements. The Code defines a REIT as a corporation, trust or association: (i) that is managed by one or more trustees or directors,
(ii) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest, (iii) that would be taxable as a domestic corporation but for the REIT requirements, (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code, (v) the beneficial ownership of which is held by 100 or more persons, and (vi) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, through the application of certain attribution rules, by five or fewer individuals (as defined in the Code to include certain entities). In addition, certain other tests regarding the nature of its income and assets, described below, also must be satisfied. The Code provides that conditions (i) through (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For purposes of conditions (v) and (vi), pension funds and certain other tax-exempt entities are treated as individuals or persons, subject to a "look-through" exception in the case of condition (vi). In addition, the Company's Articles of Incorporation currently include certain restrictions regarding transfer of its Common Stock, which restrictions are intended (among other things) to assist the Company in continuing to satisfy conditions (v) and (vi) above.

         In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and asset tests. Thus, the Company's proportionate share of the assets, liabilities and items of income of the Operating Partnership (including the Operating Partnership's share of the assets and liabilities and items of income with respect to any partnership in which it holds an interest) will be treated as assets, liabilities and items of income of the Company for purposes of applying the requirements described herein.

         Income Tests. In order to maintain qualification as a REIT, the Company annually must satisfy three gross income requirements. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property; including investments in other REITs, or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing). Third, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the Company's gross income (including gross income from prohibited transactions) for each taxable year.

         Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or an owner of 10% of more of the REIT, directly or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from whom the REIT derives no revenue, provided, however, the Company may directly perform certain services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property.

         The Company does not currently charge and does not anticipate charging rent that is based in whole or in part on the income or profits of any person. The Company also does not anticipate either deriving rent attributable to personal property leased in connection with real property that exceeds 15% of the total rents or receiving rent from Related Party Tenants.

         The Operating Partnership does provide certain services with respect to the Properties. The Company believes that the services with respect to the Properties that are and will be provided directly are usually or customarily rendered in connection with the rental of space for occupancy only and are not otherwise rendered to particular tenants and therefore that the provision of such services will not cause rents received with respect to the Properties to fail to qualify as rents from real property. Services with respect to the Properties that the Company believes may not be provided by the Company or the Operating Partnership directly without jeopardizing the qualification of rent as "rents from real property" will be performed by independent contractors.

         The Operating Partnership and the Company receive fees in consideration of the performance of property management and brokerage and leasing services with respect to certain Properties not owned entirely by the Operating Partnership. Such fees will not qualify under the 75% or the 95% gross income tests. The Operating Partnership also may receive certain other types of income with respect to the properties it owns that will not qualify for either of these tests. In addition, distributions on the Operating Partnership's stock in the
Service Companies and its allocable portion of the income earned by Forsyth-Carter Brokerage will not qualify under the 75% gross income test. The Company believes, however, that the aggregate amount of such fees and other non-qualifying income in any taxable year, which represents approximately 3.6% of the Company's gross income on a pro forma basis and 1.0% of the Company's income on an actual basis for the year ended December 31, 1995, will not cause the Company to exceed the limits on non-qualifying income under either the 75% or the 95% gross income test.

         If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for that year if it is eligible for relief under certain provisions of the Code. These relief provisions will be generally available if (i) the Company's failure to meet these tests was due to reasonable cause and not due to willful neglect,
(ii) the Company attaches a schedule of the sources of its income to its Federal income tax return and (iii) any incorrect information on the schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. For example, if the Company fails to satisfy the gross income tests because non-qualifying income that the Company intentionally incurs exceeds the limits on such income, the IRS could conclude that the Company's failure to satisfy the tests was not due to reasonable cause. As discussed above in " -- Federal Income Taxation of the Company," even if these relief provisions apply, a tax would be imposed with respect to the excess net income. No similar mitigation provision provides relief if the Company fails the 30% income test, and in such case, the Company would cease to qualify as a REIT.

         Asset Tests. At the close of each quarter of its taxable year, the Company also must satisfy three tests relating to the nature and diversification of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets, including shares in other REITs, cash, cash items and government securities. Second, no more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities.

         The 5% test must generally be met for any quarter in which the Company acquires securities of an issuer. Thus, this requirement must be satisfied not only on the date on which the Company acquired the securities of the Service Companies, but also each time the Company increases its ownership of their respective securities (including as a result of increasing its interest in the Operating Partnership as limited partners exercise their redemption rights). Although the Company plans to take steps to ensure that it satisfies the 5% value test for any quarter with respect to which retesting is to occur, there can be no assurance that such steps will always be successful or will not require a reduction in the Company's overall interest in either of the Service Companies.

         The Operating Partnership owns 100% of the nonvoting stock and 1% of the voting stock of each of the Service Companies, and by virtue of its ownership of Units, the Company will be considered to own its pro rata share of such stock. Neither the Company nor the Operating Partnership, however, will own more than 1% of the voting securities of either of the Service Companies. In addition, the Company and its senior management do not believe that the Company's pro rata share of the value of the securities of either of the Service Companies exceeds 5% of the total value of the Company's assets. The Company's belief is based in part upon its analysis of the estimated value of the securities of each of the Service Companies owned by the Operating Partnership relative to the estimated value of the other assets owned by the Operating
Partnership. No independent appraisals will be obtained to support this conclusion, and Smith Helms Mulliss & Moore, L.L.P., in rendering its opinion as to the qualification of the Company as a REIT, is relying on the conclusions of the Company and its senior management as to the value of the securities of each of the Service Companies. There can be no assurance, however, that the IRS might not contend that the value of such securities held by the Company (through the Operating Partnership) exceeds the 5% value limitation.

         After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient non-qualifying assets within 30 days after the close of that quarter. The Company intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests and to take such other actions within 30 days after the close of any quarter as may be required to cure any noncompliance.

         Annual Distribution Requirements. In order to be taxed as a REIT, the Company is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (a) the sum of (i) 95% of the Company's "REIT taxable income" (computed without regard to the dividends-paid deduction and the Company's capital gain) and (ii) 95% of the net income, if any, from foreclosure property in excess of the special tax on income from foreclosure property, minus (b) the sum of certain items of non-cash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year, if declared before the Company timely files its Federal income tax return for such year and if paid on or before the first regular dividend payment after such declaration. Even if the Company satisfies the foregoing distribution requirements, to the extent that the Company does not distribute all of its net capital gain or "REIT taxable income" as adjusted, it will be subject to tax thereon at regular capital gains or ordinary corporate tax rates. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (a) 85% of its ordinary income for that year,
(b) 95% of its capital gain net income for that year and (c) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. In addition, during its Recognition Period, if the Company disposes of any asset subject to the Built-In Gain Rules, the Company will be required, pursuant to guidance issued by the IRS, to distribute at least 95% of the Built-In Gain (after tax), if any, recognized on the disposition of the asset.

         The Company intends to make timely distributions sufficient to satisfy the annual distribution requirements. In this regard, the Operating Partnership Agreement authorizes the Company, as general partner, to take such steps as

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may be  necessary  to cause  the  Operating  Partnership  to  distribute  to its partners an amount sufficient to permit the Company to meet these distribution requirements.

         It is expected that the Company's REIT taxable income will be less than its cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, the Company anticipates that it will generally have sufficient cash or liquid assets to enable it to satisfy the 95% distribution requirement. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 95% distribution requirement or to distribute such greater amount as may be necessary to avoid income and excise taxation, due to timing differences between
(i) the actual receipt of income and the actual payment of deductible expenses and (ii) the inclusion of such income and the deduction of such expenses in arriving at taxable income of the Company, or as a result of nondeductible cash expenditures such as principal amortization or capital expenditures in excess of noncash deductions. In the event that such timing differences occur, the Company may find it necessary to arrange for borrowings or, if possible, pay taxable stock dividends in order to meet the distribution requirement.

         Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to shareholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends. The Company will, however, be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Failure to Qualify

         If the Company fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current or accumulated earnings and profits, all distributions to stockholders will be dividends, taxable as ordinary income, except that, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends-received deduction. Unless the Company is entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief. For example, if the Company fails to satisfy the gross income tests because non-qualifying income that the Company intentionally incurs exceeds the limit on such income, the IRS could conclude that the Company's failure to satisfy the tests was not due to reasonable cause.


Taxation of U.S. Stockholders

         As used herein, the term "U.S. Stockholder" means a holder of Common Stock that (for Federal income tax purposes) (a) is a citizen or resident of the United States, (b) is a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof or (c) is an estate or trust, the income of which is subject to Federal income taxation regardless of its source. For any taxable year for which the Company qualifies for taxation as a REIT, amounts distributed to taxable U.S. Stockholders will be taxed as discussed below.

         Distributions Generally. Distributions to U.S. Stockholders, other than capital gain dividends discussed below, will constitute dividends up to the amount of the Company's current or accumulated earnings and profits and, to that extent, will be taxable to the stockholders as ordinary income. These distributions are not eligible for the dividends-received deduction for corporations. To the extent that the Company makes a distribution in excess of its current or accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital, reducing the tax basis in the U.S. Stockholder's Common Stock, and the distribution in excess of such basis will be taxable as gain realized from the sale of its Common Stock. Dividends declared by the Company in October, November or December of any year payable to a stockholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the stockholders on December 31 of the year, provided that the dividends are actually paid by the Company during January of the following calendar year. Stockholders are not allowed to include on their own Federal income tax returns any tax losses of the Company.

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



         The Company will be treated as having sufficient earnings and profits to treat as a dividend any distribution by the Company up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed in " -- Federal Income Taxation of the Company" above. Moreover, any "deficiency dividend" will be treated as an ordinary or capital gain dividend, as the case may be, regardless of the Company's earnings and profits. As a result, stockholders may be required to treat certain distributions that would otherwise result in a tax-free return of capital as taxable dividends.

         Capital Gain Distributions. Distributions to U.S. Stockholders that are properly designated by the Company as capital gain distributions will be treated as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain) for the taxable year without regard to the period for which the stockholder has held his stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends-received deduction for corporations.

         Passive Activity Loss and Investment Interest Limitations. Distributions from the Company and gain from the disposition of Common Stock will not be treated as passive activity income, and therefore stockholders will not be able to apply any "passive losses" against such income. Dividends from the Company (to the extent they do not constitute a return of capital) will generally be treated as investment income for purposes of the investment interest limitation; net capital gain from the disposition of Common Stock or capital gain dividends generally will be excluded from investment income.

         Certain Dispositions of Shares. Losses incurred on the sale or exchange of Common Stock held for less than six months (after applying certain holding period rules) will be deemed long-term capital loss to the extent of any capital gain dividends received by the selling stockholder from those shares.

         Treatment of Tax-Exempt Stockholders. Distributions from the Company to a tax-exempt employee pension trust or other domestic tax-exempt shareholder generally will not constitute "unrelated business taxable income" ("UBTI") unless the stockholder has borrowed to acquire or carry its Common Stock. Qualified trusts that hold more than 10% (by value) of the shares of certain REITs may be required to treat a certain percentage of such a REIT's distributions as UBTI. This requirement will apply only if (i) the REIT would not qualify as such for Federal income tax purposes but for the application of a "look-through" exception to the five or fewer requirement applicable to shares held by qualified trusts and (ii) the REIT is "predominantly held" by qualified trusts. A REIT is predominantly held if either (i) a single qualified trust holds more than 25% by value of the REIT interests or (ii) one or more qualified trusts, each owning more than 10% by value of the REIT interests, hold in the aggregate more than 50% of the REIT interests. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (a) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to (b) the total gross income (less certain associated expenses) of the REIT. A de minimis exception applies where the ratio set forth in the preceding sentence is less than 5% for any year. For these purposes, a qualified trust is any trust described in Section 401 (a) of the Code and exempt from tax under Section 501(a) of the Code. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the five or fewer requirement without relying upon the "look-through" exception. The restrictions on ownership of Common Stock in the Articles of Incorporation generally will prevent application of the provisions treating a portion of REIT distributions as UBTI to tax-exempt entities purchasing Common Stock, absent a waiver of the restrictions by the Board of Directors.

Special Tax Considerations for Non-U.S. Stockholders

         The rules governing United States income taxation of non-resident alien individuals, foreign corporations, foreign partnerships and foreign trusts and estates (collectively, "Non-U.S. Stockholders") are complex, and the following discussion is intended only as a summary of these rules. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of Federal, state and local income tax laws on an investment in the Company, including any reporting requirements.

         In general, Non-U.S. Stockholders will be subject to regular Federal income tax with respect to their investment in the Company if the investment is "effectively connected" with the Non-U.S. Stockholder's conduct of a trade or business in the United States. A corporate Non-U.S. Stockholder that receives income that is (or is treated as) effectively connected with a U.S. trade or business may also be subject to the branch profits tax under Section 884 of the Code, which is payable in addition to regular United States Federal corporate income tax. The following discussion will apply to Non-U.S. Stockholders whose investment in the Company is not so effectively connected.

         A distribution by the Company that is not attributable to gain from the sale or exchange by the Company of a United States real property interest and that is not designated by the Company as a capital gain distribution will be treated as an ordinary income dividend to the extent that it is made out of current or accumulated earnings and profits. Generally, any ordinary income dividend will be subject to a Federal income tax equal to 30% of the gross amount of the dividend unless this tax is reduced by an applicable tax treaty. Such a distribution in excess of the Company's earnings and profits will be treated first as a return of capital that will reduce a Non-U.S. Stockholder's basis in its Common Stock (but not below zero) and then as gain from the disposition of such shares, the tax treatment of which is described under the rules discussed below with respect to dispositions of Common Stock.

         Distributions by the Company that are attributable to gain from the sale or exchange of a United States real property interest will be taxed to a Non-U.S. Stockholder under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, such distributions are taxed to a Non-U.S. Stockholder as if the distributions were gains "effectively connected" with a United States trade or business. Accordingly, a Non-U.S. Stockholder will be taxed at the normal capital gain rates applicable to a U.S. Stockholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals).

         Although tax treaties may reduce the Company's withholding obligations, the Company generally will be required to withhold from distributions to Non-U.S. Stockholders, and remit to the IRS, (i) 35% of designated capital gain dividends (or, if greater, 35% of the amount of any distributions that could be designated as capital gain dividends) and (ii) 30% of ordinary dividends paid out of earnings and profits. In addition, if the Company designates prior distributions as capital gain dividends, subsequent distributions, up to the amount of such prior distributions, will be treated as capital gain dividends for purposes of withholding. A distribution in excess of the Company's earnings and profits will be subject to 30% dividend withholding. If the amount of tax withheld by the Company with respect to a distribution to a Non-U.S. Stockholder exceeds the stockholder's United States tax liability with respect to such distribution, the Non-U.S. Stockholder may file for a refund of such excess from the IRS.

         Unless the Common Stock constitutes a "United States real property interest" within the meaning of FIRPTA, a sale of Common Stock by a Non-U.S. Stockholder generally will not be subject to Federal income taxation. The Common Stock will not constitute a United States real property interest if the Company is a "domestically controlled REIT." A domestically controlled REIT is a REIT in which at all times during a specified testing period less than 50% in value of its shares is held directly or indirectly by Non-U.S. Stockholders. It is currently anticipated that the Company will be a domestically controlled REIT and therefore that the sale of Common Stock will not be subject to taxation under FIRPTA. However, because the Common Stock will be publicly traded, no assurance can be given that the Company will continue to be a domestically controlled REIT. Notwithstanding the foregoing, capital gains not subject to FIRPTA will be taxable to a Non-U.S. Stockholder if the Non-U.S. Stockholder is a non-resident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions apply, in which case the non-resident alien individual will be subject to a 30% tax on his or her U.S. source capital gains. If the Company were not a domestically controlled REIT, whether a Non-U.S. Stockholder's sale of Common Stock would be subject to tax under FIRPTA as a sale of a United States real property interest would depend on whether the Common Stock were "regularly traded" on an established securities market (such as the New York Stock Exchange) on which the Common Stock will be listed and on the size of the selling stockholder's interest in the Company. If the gain on the sale of Common Stock were subject to taxation under FIRPTA, the Non-U.S. Stockholder would be subject to the same treatment as a U.S. Stockholder with respect to the gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals). In addition, distributions that are treated as gain from the disposition of Common Stock and that are subject to tax under FIRPTA also may be subject to a 30% branch profit tax when made to a foreign corporate stockholder that is not entitled to either a reduced rate or an exemption under a treaty. In any event, a purchaser of Common Stock from a Non-U.S. Stockholder will not be required to withhold under FIRPTA on the purchase price if the purchased Common Stock is "regularly traded" on an established securities market or if the Company is a domestically controlled REIT. Otherwise, under FIRPTA the purchaser of Common Stock from a Non-U.S. Stockholder may be required to withhold 10% of the purchase price and remit this amount to the IRS.


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



Information Reporting Requirements and Backup Withholding Tax

         Under certain circumstances, U.S. Stockholders may be subject to backup withholding at a rate of 31% on payments made with respect to, or cash proceeds of a sale or exchange of, Common Stock. Backup withholding will apply only if the holder (i) fails to furnish his or her taxpayer identification number ("TIN") (which, for an individual, would be his or her Social Security Number),
(ii) furnishes an incorrect TIN, (iii) is notified by the IRS that he or she has failed to report properly payments of interest and dividends or is otherwise subject to backup withholding or (iv) under certain circumstances, fails to certify, under penalties of perjury, that he or she has furnished a correct TIN and (a) that he or she has not been notified by the IRS that he or she is subject to backup withholding for failure to report interest and dividend payments or (b) that he or she has been notified by the IRS that he or she is no longer subject to backup withholding. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations.

         U.S. Stockholders should consult their own tax advisors regarding their qualifications for exemption from backup withholding and the procedure for obtaining such an exemption. Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a U.S. Stockholder will be allowed as a credit against the U.S. Stockholder's United States Federal income tax liability and may entitle the U.S. Stockholder to a refund, provided that the required information is furnished to the IRS.

         Additional issues may arise pertaining to information reporting and backup withholding for Non-U.S. Stockholders. Non-U.S. Stockholders should consult their tax advisors with regard to U.S. information reporting and backup withholding.

Tax Aspects of the Operating Partnership

         General. Substantially all of the Company's investments are held through the Operating Partnership. In general, partnerships are "pass-through" entities which are not subject to Federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. The Company includes in its income its proportionate share of the foregoing Operating Partnership items for purposes of the various REIT income tests and in the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, the Company includes its proportionate share of assets held by the Operating Partnership.

         Entity Classification. The Company's interest in the Operating Partnership involves special tax considerations, including the possibility of a challenge by the IRS of the status of the Operating Partnership as a partnership (as opposed to an association taxable as a corporation) for Federal income tax purposes. If the Operating Partnership is treated as an association, it would be taxable as a corporation and therefore subject to an entity-level tax on its income. In such a situation, the character of the Company's assets and items of gross income would change, which would prevent the Company from qualifying as a REIT. See " -- Failure to Qualify" above for a discussion of the effect of the Company's failure to meet such tests for a taxable year. In addition, any change in the Operating Partnership's status for tax purposes might be treated as a taxable event in which case the Company might incur a tax liability without any related cash distributions.

         An organization formed as a partnership will be treated as a partnership for Federal income tax purposes rather than as a corporation only if it has no more than two of the four corporate characteristics that the Treasury Regulations use to distinguish a partnership from a corporation for tax purposes. These four characteristics are (i) continuity of life, (ii)
centralization of management, (iii) limited liability and (iv) free transferability of interests. The Operating Partnership has not requested, and does not intend to request, a ruling from the IRS that it will be treated as a partnership for Federal income tax purposes. Instead, in connection with the filing of the Registration Statement of which this Prospectus is a part, Smith Helms Mulliss & Moore, L.L.P. has delivered its opinion dated August 26, 1996 to the effect that based on the provisions of the Operating Partnership's partnership agreement (the "Partnership Agreement"), certain factual assumptions and certain representations described in the opinion, the Operating Partnership will be treated as a partnership for Federal income tax purposes. Smith Helms Mulliss & Moore, L.L.P. undertakes no obligation to update this opinion subsequent to such date. Unlike a private letter ruling, an opinion of counsel is not binding on the IRS, and no assurance can be given that the IRS will not challenge the status of the Operating Partnership as a partnership for Federal income tax purposes.

         Tax Allocations with Respect to the Properties. Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property (such as the Properties) that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss in generally equal to the difference between the fair market value of contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a "Book-Tax Difference"). Such allocations are solely for Federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership was formed by way of contributions of appreciated property (including the Properties). Consequently, the Partnership Agreement requires such allocations to be made in a manner consistent with
Section 704(c) of the Code.

         In general, the partners who have contributed partnership interests in the Properties to the Operating Partnership (the "Contributing Partners") will be allocated lower amounts of depreciation deductions for tax purposes than such deductions would be if determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets (including the Properties) which have a Book-Tax Difference, all income attributable to such Book-Tax Difference will generally be allocated to the Contributing Partners, and the Company will generally be allocated only its share of capital gains attributable to appreciation, if any, occurring after the closing of any offering of Securities. This will tend to eliminate the Book-Tax Difference over the life of the Operating Partnership. However, the special allocation rules of Section 704(c) do not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such a sale. Thus, the carryover basis of the contributed assets in the hands of the Operating Partnership will cause the Company to be allocated lower depreciation and other deductions, and possibly amounts of taxable income in the event of a sale of such contributed assets in excess of the economic or book income allocated to it as a result of such sale. This may cause the Company to recognize taxable income in excess of cash proceeds, which might adversely affect the Company's ability to comply with the REIT distribution requirements.
See " -- Requirements for Qualification -- Annual Distribution Requirements."

         Treasury Regulations under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for Book-Tax Differences, including retention of the "traditional method" under current law, or the election of certain methods which would permit any distortions caused by a Book-Tax Difference to be entirely rectified on an annual basis or with respect to a specific taxable transaction such as a sale. The Operating Partnership and the Company have determined to use the "traditional method" for accounting for Book-Tax Differences with respect to the Properties contributed to the Partnership. As a result of such determination, distributions to shareholders will be comprised of a greater portion of taxable income rather than a return of capital. The Operating Partnership and the Company have not determined which of the alternative methods of accounting for Book-Tax Differences will be elected with respect to Properties contributed to the Partnership in the future.

         With respect to any property purchased by the Operating Partnership, such property will initially have a tax basis equal to its fair market value and
Section 704(c) of the Code will not apply.

         Basis in Operating Partnership Interest. The Company's adjusted tax basis in its interest in the Operating Partnership generally (i) will be equal to the amount of cash and the basis of any other property contributed to the Operating Partnership by the Company, (ii) will be increased by (a) its allocable share of the Operating Partnership's income and (b) its allocable share of indebtedness of the Operating Partnership and (iii) will be reduced, but not below zero, by the Company's allocable share of (a) losses suffered by the Operating Partnership, (b) the amount of cash distributed to the Company and
(c) by constructive distributions resulting from a reduction in the Company's share of indebtedness of the Operating Partnership.

         If the allocation of the Company's distributive share of the Operating Partnership's loss exceeds the adjusted tax basis of the Company's partnership interest in the Operating Partnership, the recognition of such excess loss will be deferred until such time and to the extent that the Company has an adjusted tax basis in its partnership interest. To the extent that the Operating Partnership's distributions, or any decrease in the Company's share of the indebtedness of the Operating Partnership (such decreases being considered a cash distribution to the partners), exceed the Company's adjusted tax basis, such excess distributions (including such constructive distributions) constitute taxable income to the Company. Such taxable income will normally be characterized as a capital gain, and if the Company's interest in the Operating Partnership has been held for longer than the long-term capital gains. Under current law, capital gains and ordinary income of corporations are generally taxed at the same marginal rates.

         Sale of the Properties. The Company's share of gain realized by the Operating Partnership on the sale of any property held by the Operating Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Operating Partnership's trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See " -- Federal Income Taxation of the Company -- Income Tests." Such prohibited transaction income may also have an adverse effect upon the Company's ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of the Operating Partnership's trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership intends to hold the Properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning, and operating the Properties (and other properties) and to make such occasional sales of the Properties, including peripheral land, as are consistent with the Operating Partnership's investment objectives.

Other Tax Considerations

         Service Companies. A portion of the amounts to be used to fund distributions to stockholders is expected to come from the Operating Partnership from distributions on stock of the Service Companies held by the Operating Partnership. Neither of the Service Companies will qualify as a REIT, and the Service Companies will pay Federal, state and local income taxes on their taxable incomes at normal corporate rates. Any Federal, state or local income taxes that the Service Companies are required to pay will reduce the cash available for distribution by the Company to its stockholders.

         As described above, the value of the securities of each of the Service Companies held by the Company cannot exceed 5% of the value of the Company's assets at a time when a Unit holder in the Operating Partnership exercises his or her redemption right (or the Company otherwise is considered to acquire additional securities of either of the Service Companies). See " -- Federal Income Taxation of the Company." This limitation may restrict the ability of each of the Service Companies to increase the size of its respective business unless the value of the assets of the Company is increasing at a commensurate rate.

State and Local Tax

         The Company and its stockholders may be subject to state and local tax in various states and localities, including those in which it or they transact business, own property, or reside. The tax treatment of the Company and the stockholders in such jurisdictions may differ from the Federal income tax treatment described above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Common Stock of the Company.

                              PLAN OF DISTRIBUTION


         This Prospectus relates to the possible issuance by the Company of 86,609 Redemption Shares if, and to the extent that, holders of up to 89,609 Units exercise their right to redeem such Units and the Company elects to satisfy such redemption rights through issuance of Common Stock. The Company has registered the Redemption Shares to provide the holders thereof with freely tradeable securities, but registration of such shares does not necessarily mean that any of such shares will be issued by the Company. The Company will not receive any proceeds from the issuance of the Redemption Shares to holders of Units upon receiving a notice of redemption (but it may acquire from such holders the Units tendered for redemption).

         The Company may from time to time issue up to 89,609 shares of Redemption Shares upon the acquisition of the Units tendered for redemption. The Company will acquire the exchanging limited partner's Units in exchange for the Redemption Shares issued in connection with these acquisitions. Consequently, with each redemption, the Company's interest in the Operating Partnership will increase.


                                    EXPERTS

         The consolidated financial statements and schedule of Highwoods Properties, Inc., incorporated herein by reference from the Company's Annual Report (Form 10-K) for the year ended December 31, 1995, the Combined Statement of Revenue and Certain Expenses of TBC Parkway Plaza, Inc. for the year ended December 31, 1994, incorporated herein by reference from the Company's Current Report on Form 8-K, dated December 18, 1995, the Combined Statement of Revenue and Certain Expenses of the Acquired Properties for the year ended December 31, 1994, incorporated herein by reference from the Company's Current Report on Form 8-K, dated July 12, 1995 (as amended on Form 8-K/A on September 6, 1995 and June 3, 1996), the combined financial statements and schedule of Eakin & Smith for the year ended December 31, 1995, incorporated by reference from the Company's Current Report on Form 8-K/A dated April 1, 1996 as amended on June 3, 1996 and June 18, 1996 and the Historical Summary of Gross Income and Direct Operating
Expenses for certain properties owned by Towermarc Corporation for the year ended December 31, 1995, incorporated herein by reference from the Company's Current Report on Form 8-K/A, dated April 29, 1996 as amended on June 3, 1996 and June 18, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

         The consolidated financial statements of Crocker Realty Trust, Inc. as of December 31, 1995 and for the year then ended, the financial statements of Crocker & Sons, Inc. as of December 31, 1994 and for the year then ended, and the financial statements of Crocker Realty Investors, Inc. as of December 31, 1994 and 1993, and for the two years ended December 31, 1994, have been incorporated by reference herein from the Company's Current Report on Form 8-K/A dated April 29, 1996 as amended on June 3, 1996 and June 18, 1996, in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

         The combined financial statements of Southeast Realty Corp., AP Southeast Portfolio Partners, L.P. and AP Fontaine III Partners, L.P. as of December 31, 1994 and for the year ended December 31, 1994, and the financial statements of AP Fontaine III Partners, L.P. for the period from October 28, 1993 (date of inception) through December 31, 1993 incorporated herein by reference from the Company's Current Report on Form 8-K/A dated April 29, 1996 as amended on June 3, 1996 and June 18, 1996, have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

         The financial statements of AP Southeast Portfolio Partners, L.P. for the period from its date of inception (November 17, 1993) through December 31, 1993 incorporated herein by reference from the Company's Current Report on Form 8-K/A dated April 29, 1996 as amended on June 3, 1996 and June 18, 1996, have been so included in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                                 LEGAL MATTERS

         Certain legal matters have been passed upon for the Company by Smith Helms Mulliss & Moore, L.L.P., Raleigh, North Carolina. In addition, Smith Helms Mulliss & Moore, L.L.P. has rendered its opinion with respect to certain Federal income tax matters relating to the Company.

                                    PART II

                            SUPPLEMENTAL INFORMATION


Item 14.  Other Expenses of Issuance and Distribution

         The following table sets forth estimates of the various expenses to be paid by Highwoods Properties, Inc. in connection with the registration of the Registerable Securities.

Securities and Exchange Commission Registration Fee....................................               $     913
                                                                                                          7,500
Fees and Expenses of Counsel................................................................
NYSE listing fee............................................................................              1,500
Miscellaneous...............................................................................              4,087
                                                                                                        -------
         TOTAL..............................................................................            $14,000

Item 15.  Indemnification of Directors and Officers

         The Company's officers and directors are and will be indemnified against certain liabilities in accordance with the MGCL, the Articles of Incorporation and bylaws of the Company and the Operating Partnership Agreement. The Articles of Incorporation require the Company to indemnify its directors and officers to the fullest extent permitted from time to time by the MGCL. The MGCL permits a corporation to indemnify its directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reasons of their service in those or other capacities unless it is established that the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, or the director or officer actually received an improper personal benefit in money, property or services, or in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

         The Operating Partnership Agreement also provides for indemnification of the Company and its officers and directors to the same extent indemnification is provided to officers and directors of the Company in its Articles of Incorporation and limits the liability of the Company and its officers and directors to the Operating Partnership and its partners to the same extent liability of officers and directors of the Company to the Company and its stockholders is limited under the Company's Articles of Incorporation.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16.  Exhibits

Exhibit No.                                 Description

3.1* Articles of Incorporation of Registrant (incorporated by reference to Exhibit 3.1 to Registrant's registration statement on Form S-11 (File No. 33-76952))

3.2* Bylaws of Registrant (incorporated by reference to Exhibit 3.2 to Registrant's registration statement on Form S-11 (File No. 33-76952))

5.1                        Opinion of Smith Helms Mulliss & Moore, L.L.P.
                           regarding the legality of the shares of Common Stock being registered

8.1                        Opinion of Smith Helms Mulliss & Moore, L.L.P.
                           regarding certain federal tax matters

10.1* Form of Registration Rights and Lock-up Agreement between the Company and the Unit holders (incorporated by reference to Exhibit 10.2 to Registrant's 10-K for the fiscal year ended December 31, 1995)

23.1                       Consent of Smith Helms Mulliss & Moore, L.L.P.
                           (included as part of Exhibits 5.1 and 8.1)

23.2                       Consent of Price Waterhouse LLP

23.3                       Consent of KPMG Peat Marwick LLP

23.4                       Consent of Ernst & Young LLP

23.5                       Consent of Deloitte & Touche LLP

24.1 Power of Attorney (included as part of the signature page to the Registration Statement)

*   Previously filed.

Item 17.  Undertakings

(a)      The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; provided, however, that any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that the undertakings set forth in paragraphs (i) and (ii) also shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section

15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions described under Item 15 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina, on October ___, 1996.

                                                   HIGHWOODS PROPERTIES, INC.


                                                   By: /s/ RONALD P. GIBSON*
                                                       Ronald P. Gibson
                                                       President


         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

           Name                                                 Title                                Date
          /s/ O. TEMPLE SLOAN, JR.*                  Chairman of the Board of Directors          October __, 1996
---------------------------------------------
              O. Temple Sloan, Jr.


          /s/ RONALD P. GIBSON*                      President, Chief Executive Officer and      October __, 1996
----------------------------------------------        Director
              Ronald P. Gibson


          /s/ WILLIAM T. WILSON, III*                Executive Vice President and Director       October __, 1996
--------------------------------------------            and Chief Operating Officer
              William T. Wilson, III


             /s/ JOHN L. TURNER*                     Chief Investment Officer and Vice           October __, 1996
-------------------------------------------------       Chairman of the Board of Directors
                 John L. Turner


              /s/ JOHN W. EAKIN*                     Vice President and Director                 October __, 1996
--------------------------------------------------
                  John W. Eakin


             /s/ THOMAS W. ADLER*                    Director                                    October __, 1996
---------------------------------------------
                 Thomas W. Adler


       /s/ WILLIAM E. GRAHAM, JR.*                   Director                                    October __, 1996
-----------------------------------------
           William E. Graham, Jr.


          /s/ ROBERT L. KIRBY*                       Director                                    October __, 1996
------------------------------------------------
              Robert L. Kirby


          /s/ L. GLENN ORR, JR.*                     Director                                    October __, 1996
-------------------------------------------------
              L. Glenn Orr, Jr.







        /s/ WILLARD H. SMITH, JR.*                   Director                                    October __, 1996
--------------------------------------------
            Willard H. Smith, Jr.


          /s/ STEPHEN TIMKO*                         Director                                    October __, 1996
--------------------------------------------
              Stephen Timko


          /s/ CARMAN J. LIUZZO                       Vice President, Chief Financial Officer     October __, 1996
---------------------------------------------           and Treasurer (Principal Accounting
              Carman J. Liuzzo                          Officer)




*      /s/ CARMAN J. LIUZZO                                                                      October __, 1996
 -------------------------------------------
Carman J. Liuzzo, Attorney-in-fact

                                   SIGNATURES

           Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina, on October ___, 1996.


                                                     HIGHWOODS PROPERTIES, INC.


                                                         By:
                                                             ------------------
                                                             Ronald P. Gibson
                                                             President


         KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and directors of Highwoods Properties, Inc. hereby severally constitute Ronald P. Gibson and Carman J. Liuzzo and each of them singly, our true and lawful attorney with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement filed herewith and any and all amendments to said Registration Statement, and generally to do all such things in our names and our capacities as officers and directors to enable Highwoods Properties, Inc. to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signature as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

           Name                                                 Title                                Date

                                                     Chairman of the Board of Directors          October __, 1996
----------------------------------------------
                O. Temple Sloan, Jr.


----------------------------------------------       President, Chief Executive Officer and      October __, 1996
                Ronald P. Gibson                        Director


----------------------------------------------       Executive Vice President and Director       October __, 1996
              William T. Wilson, III                    and Chief Operating Officer


                                                     Chief Investment Officer and Vice           October __, 1996
----------------------------------------------          Chairman of the Board of Directors
                   John L. Turner


                                                     Vice President and Director                 October __, 1996
----------------------------------------------
                    John W. Eakin


----------------------------------------------       Director                                    October __, 1996
                  Thomas W. Adler









----------------------------------------------       Director                                    October __, 1996
                William E. Graham, Jr.


----------------------------------------------       Director                                    October __,  1996
                     Robert L. Kirby


----------------------------------------------       Director                                    October __, 1996
                   L. Glenn Orr, Jr.


----------------------------------------------       Director                                    October __, 1996
                Willard H. Smith, Jr.


----------------------------------------------       Director                                    October __, 1996
                     Stephen Timko


----------------------------------------------       Vice President, Chief Financial Officer     October __, 1996
                   Carman J. Liuzzo                     and Treasurer (Principal Accounting
                                                        Officer)



*                                                                                                October __, 1996
 ---------------------------------------------
Carman J. Liuzzo, Attorney-in-fact

                                 EXHIBIT INDEX


Exhibit No.                                 Description                                          Page

3.1*                                Articles of Incorporation of Registrant (incorporated by
                                    reference to Exhibit 3.1 to Registrant's registration
                                    statement on Form S-11 (File No. 33-76952))

3.2*                                Bylaws of Registrant (incorporated by reference to
                                    Exhibit 3.2 to Registrant's registration statement on
                                    Form S-11 (File No. 33-76952))

5.1                                 Opinion of Smith Helms Mulliss & Moore, L.L.P.
                                    regarding the legality of the shares of Common Stock
                                    being registered

8.1                                 Opinion of Smith Helms Mulliss & Moore, L.L.P.
                                    regarding certain federal tax matters

10.1*                               Form of Registration Rights and Lock-up Agreement
                                    between the Company and the Unit holders (incorporated
                                    by reference to Exhibit 10.2 to Registrant's 10-K for the
                                    fiscal year ended December 31, 1995)

23.1                                Consent of Smith Helms Mulliss & Moore, L.L.P.
                                    (included as part of Exhibits 5.1 and 8.1)

23.2                                Consent of Price Waterhouse LLP

23.3                                Consent of KPMG Peat Marwick LLP

23.4                                Consent of Ernst & Young LLP

23.5                                Consent of Deloitte & Touche LLP

24.1 Power of Attorney (included as part of the signature page to the Registration
                                    Statement)

*   Previously filed.